                                                      Filed by Tyson Foods, Inc.
                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b)
                                                under the Securities Act of 1934
                                                      Subject Company: IBP, inc.
                                                      Commission File No. 1-6085
                                                                 January 8, 2001

IMPORTANT INFORMATION
LASSO ACQUISITION CORPORATION ("LASSO"), A WHOLLY OWNED SUBSIDIARY OF TYSON FOODS, INC. ("TYSON") IS COMMENCING AN OFFER FOR UP TO 50.1% OF THE OUTSTANDING SHARES OF COMMON STOCK, OF IBP, INC ("IBP") AT $30.00 NET PER SHARE TO SELLER IN CASH. THE OFFER CURRENTLY IS SCHEDULED TO EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON TUESDAY, JANUARY 16, 2001, UNLESS EXTENDED BY LASSO IN ITS DISCRETION. TYSON'S OFFER IS BEING MADE ONLY BY WAY OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND ANY AMENDMENTS OR SUPPLEMENTS THERETO AND IS BEING MADE TO ALL HOLDERS OF IBP'S SHARES. MORE DETAILED INFORMATION PERTAINING TO TYSON'S OFFER AND THE PROPOSED MERGER WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SEC, IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON, LASSO AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762- 6999, ATTENTION: OFFICE OF THE CORPORATE SECRETARY (501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2001 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2001 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.

This communication is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP or exchange offer for IBP shares. Any issuance of Tyson Class A common stock in any proposed merger with IBP or exchange offer for IBP shares would have to be registered under the Securities Act of 1933, as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.

                                                                Exhibit (a)(16)


                            Supplement No. 1 to the
                       Offer to Purchase for Cash up to
                50.1% of the Outstanding Shares of Common Stock

                                      of

                                   IBP, inc.

                                      at

                             $30.00 Net Per Share

                                      by

                        Lasso Acquisition Corporation,
                         a wholly-owned subsidiary of

                               Tyson Foods, Inc.



    THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JANUARY 16, 2001, UNLESS THE OFFER IS EXTENDED.

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.05 PER SHARE (THE "SHARES"), OF IBP, INC. (THE "COMPANY") REPRESENTING, TOGETHER WITH THE SHARES OWNED BY TYSON FOODS, INC. ("TYSON"), AT LEAST 50.1% OF THE TOTAL NUMBER OF OUTSTANDING SHARES (THE "MINIMUM CONDITION") AND (2) ANY WAITING PERIODS UNDER APPLICABLE ANTITRUST LAWS HAVING EXPIRED OR BEEN TERMINATED. SEE "INTRODUCTION" AND "THE OFFER--CONDITIONS TO THE OFFER." THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS.

                               ----------------

   THE OFFER IS NOT CONDITIONED UPON TYSON OR LASSO ACQUISITION CORPORATION ("PURCHASER") OBTAINING FINANCING.

                               ----------------

   THE BOARD OF DIRECTORS OF THE COMPANY, BY UNANIMOUS VOTE, HAS APPROVED THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JANUARY 1, 2001, AMONG PURCHASER, TYSON AND THE COMPANY (THE "MERGER AGREEMENT") AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER, THE EXCHANGE OFFER AND THE MERGER (EACH DEFINED HEREIN), AND HAS DETERMINED THAT THE OFFER, THE EXCHANGE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES AND RECOMMENDS THAT ALL THE COMPANY'S STOCKHOLDERS WHO DESIRE TO RECEIVE CASH FOR THEIR SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

   SHARES TENDERED IN THE OFFER WHICH, BECAUSE OF PRORATION, ARE NOT PURCHASED WILL BE DELIVERED TO THE EXCHANGE AGENT FOR THE EXCHANGE OFFER AND TREATED AS TENDERED FOR THE EXCHANGE OFFER UNLESS YOU INDICATE OTHERWISE IN THE LETTER OF TRANSMITTAL OR OTHER WRITTEN NOTICE TO THE DEPOSITARY.

                               ----------------

                     The Dealer Manager for the Offer is:

                              Merrill Lynch & Co.

   If you wish to tender all or any part of your Shares, you should either (i) complete and sign the original Letter of Transmittal (or a facsimile thereof) or the revised Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have your signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile thereof) and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or a facsimile thereof) or deliver such Shares pursuant to the procedures for book-entry transfers set forth in Section 4 prior to the expiration date of the Offer or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you have Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares.

   If you desire to tender your Shares and your certificates for such Shares are not immediately available, or you cannot comply with the procedures for book-entry transfers described in this Supplement to the Offer on a timely basis, you may tender such Shares by following the procedures for guaranteed delivery set forth in Section 4.

   A summary of the principal terms of the Offer appears on pages 1-6 hereof.

   If you have questions about the Offer, you can call MacKenzie Partners, Inc., the information agent for the Offer, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, the dealer manager for the Offer, at their respective addresses and telephone numbers set forth on the back cover of this Supplement to the Offer. You can also obtain additional copies of this Supplement to the Offer, the related Letter of Transmittal and the Notice of Guaranteed Delivery from MacKenzie Partners, Inc., or your broker, dealer, commercial bank, trust company or other nominee.

   THIS SUPPLEMENT TO THE OFFER AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

January 5, 2001

                               ----------------

                               TABLE OF CONTENTS

                               ----------------

                                                                           Page
                                                                           ----
SUMMARY TERM SHEET........................................................   1

INTRODUCTION..............................................................   7

THE OFFER.................................................................  10
  1.  Terms of the Offer; Expiration Date.................................  10
  2.  Extension of Tender Period; Termination; Amendment..................  10
  3.  Acceptance for Payment and Payment..................................  11
  4.  Procedure for Tendering Shares......................................  12
  5.  Withdrawal Rights...................................................  14
  6.  Material Tax Considerations.........................................  15
  7.  Price Range of Shares; Dividends....................................  17
  8.  Certain Information Concerning the Company..........................  18
  9.  Certain Information Concerning Purchaser and Tyson..................  20
  10.  Certain Comparative and Pro Forma Information......................  23
  11.  Source and Amount of Funds.........................................  29
  12.  Background of the Offer............................................  29
  13.  Purpose and Structure of the Offer; Plans for the Company;
       Dissenters' Rights.................................................  35
  14.  The Merger Agreement...............................................  36
  15.  Effect of the Offer on the Market for the Shares; Stock Exchange
       Listing(s); Registration under the Exchange Act....................  47
  16.  Dividends and Distributions........................................  48
  17.  Conditions to the Offer............................................  48
  18.  Certain Legal Matters; Regulatory Approvals........................  49
  19.  Fees and Expenses..................................................  51
  20.  Miscellaneous......................................................  52

Schedule I--Directors and Executive Officers of Tyson and Purchaser.......  53

Schedule II--Transactions In Shares.......................................  56

                              SUMMARY TERM SHEET

   This summary term sheet is a brief description of the material provisions of the Offer being made by Tyson Foods, Inc. ("Tyson") through Lasso Acquisition Corporation ("Purchaser"), a wholly-owned subsidiary of Tyson, to purchase up to 50.1% of the common stock, par value $0.05 per share (the "Common Stock" or "Shares"), of IBP, inc. (the "Company") for $30.00 per Share net to the seller in cash, without interest pursuant to an Agreement and Plan of Merger dated as of January 1, 2001, among Tyson, Purchaser and the Company (the "Merger Agreement"). The following are some of the questions you, as a stockholder of the Company, may have and answers to those questions. You should carefully read this Supplement to the Offer and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Supplement to the Offer and the Letter of Transmittal.

Who is offering to buy my securities? Why?

   Our name is Tyson Foods, Inc. We are a Delaware corporation and are making the Offer through our wholly-owned subsidiary, Lasso Acquisition Corporation, a Delaware corporation, which was formed for the purpose of making a tender offer for the Shares. The tender offer is the first step in our plan to acquire all of the outstanding Shares as provided in the Merger Agreement.

What are the classes and amounts of securities sought in the Offer?

   We are seeking to purchase up to the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares. Tyson owns 574,200 Shares. In the Merger Agreement, the Company represented that 105,644,598 Shares were outstanding as of December 28, 2000.

What will happen if more than 50.1% of the outstanding Shares are validly tendered and not withdrawn prior to the expiration date of the Offer?

   If more than the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares are validly tendered and not withdrawn prior to the expiration date of the Offer, we will accept for payment and pay for only the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares on a pro rata basis (with appropriate adjustments to avoid purchase of fractional Shares) based on the number of Shares properly tendered by each stockholder prior to or on the expiration date of the Offer. Preliminary results of proration will be announced by press release as promptly as practicable after the expiration date of the Offer. Stockholders may obtain such preliminary information from MacKenzie Partners, Inc., the information agent for the Offer, and may be able to obtain such information from their broker.

What will happen to my Shares that are not purchased in the Offer?

   If we accept for payment less than all of the Shares tendered in the Offer, Shares that are not purchased will be delivered to the exchange agent for the Exchange Offer unless you indicate otherwise in the Letter of Transmittal. Those unpurchased Shares will be deemed valid tenders for purposes of the Exchange Offer, subject to withdrawal rights. There will be at least 5 business days between the delivery of unpurchased Shares to the exchange agent for the Exchange Offer and the expiration date of the Exchange Offer. Stockholders will be receiving shortly documents relating to the Exchange Offer. Please read them carefully for important information about the Exchange Offer.

What is the Exchange Offer?

   In accordance with the Merger Agreement, Tyson intends to commence an Exchange Offer for each Share not purchased in the Offer. In the Exchange Offer, we will offer for each Share a number of shares of Tyson Class A common stock worth $30.00 if the average closing price for a share of Tyson Class A common stock for the fifteen trading day period ending on the second trading day before the expiration of the Exchange Offer is between $12.60 and $15.40. If the average trading price is below $12.60, the exchange ratio will be fixed at 2.381 shares of Tyson Class A common stock and if the average trading price is above $15.40, the exchange ratio will be fixed at 1.948 shares of Tyson Class A common stock. The Exchange Offer will close at least 5 business days after the purchase of Shares in the Offer and delivery of unpurchased Shares to the exchange agent for the Exchange Offer and is conditioned on, among other things, the purchase of Shares in the Offer. The Exchange Offer is intended to give stockholders the opportunity to receive shares of Tyson Class A common stock sooner than would be possible pursuant to the Merger. SHARES TENDERED IN THE OFFER WHICH, BECAUSE OF PRORATION, ARE NOT PURCHASED WILL BE DELIVERED TO THE DEPOSITARY FOR THE EXCHANGE OFFER AND TREATED AS TENDERED IN THE EXCHANGE OFFER UNLESS YOU INDICATED OTHERWISE IN THE LETTER OF TRANSMITTAL OR IN A WRITTEN NOTICE TO THE DEPOSITARY.

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

   We are offering to pay $30.00 per Share, net to you, in cash, without interest. If you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Do you have the financial resources to make payment?

   Yes. We will need approximately $1.8 billion to purchase all Shares pursuant to the Offer and to pay related fees and expenses. In addition, we will need approximately $950 million to repay certain indebtedness of IBP. It is anticipated that such funds will be obtained from Tyson's general corporate funds and from Tyson's existing commercial paper program. Tyson's existing revolving credit facility provides a back-stop for the issuance of up to $1 billion in commercial paper. Tyson has received proposals from various financial institutions to provide a new 364-day revolving credit facility, which, when combined with its existing revolving credit facility, would provide a back-stop for the issuance of a total of up to $3.5 billion in commercial paper. In the event Tyson were unable to issue commercial paper, the revolving credit facilities would be available to fund the payment for the Shares. As of December 30, 2000, the outstanding borrowings under the commercial paper program were approximately $234 million and the weighted average interest rate on such commercial paper was 7.79%, with maturities ranging from 3 to 30 days. At such date, outstanding borrowings under the existing revolving credit agreement (unrelated to the commercial paper program) were approximately $20 million.

Is your financial condition relevant to my decision to tender in the Offer?

   Because the form of payment in the Offer consists solely of cash and the Offer is not subject to a financing condition, we do not think our financial condition is material to your decision whether to tender in the Offer. However, as noted below, if you do not tender in the Offer, but tender in the Exchange Offer, you will receive for each Share you tender (if we are required pursuant to the terms of the Exchange Offer to accept Shares), shares of Tyson Class A common stock having a value of $30.00 if, during the relevant pricing period before the expiration date of the Exchange Offer, the average per share price of Tyson Class A common stock is at least $12.60 and no more than $15.40. If your Shares are not purchased in the Offer or the Exchange Offer, in the subsequent merger (if it occurs) you will receive, for each Share you hold, shares of Tyson Class A common stock having a value of $30.00 if, during the relevant pricing period before the merger, the average per share price of Tyson Class A common stock is at least $12.60 and no more than $15.40. These $30.00 values are subject to adjustment as noted in this Supplement to the Offer if the average per share price of Tyson Class A common stock during the pricing period is not in that range. If you would like additional information about our financial condition, please see "Certain Information Concerning Purchaser and Tyson--Available Information."

How long do I have to decide whether to tender in the Offer?

   You have until at least 12:00 Midnight, New York City time, on Tuesday, January 16, 2001, to decide whether to tender your Shares in the Offer. Further, if you cannot deliver everything required to make a valid tender to Wilmington Trust Company, the depositary for the Offer, prior to such time, you may be able to use a guaranteed delivery procedure, which is described in "The Offer--Procedure for Tendering Shares."

Can the Offer be extended and under what circumstances?

   Under the Merger Agreement, we are required to extend the Offer from time to time if at the then scheduled expiration date all of the conditions to the Offer have not been satisfied or waived by us. Each extension shall not exceed the lesser of 10 business days or such fewer days that we believe are necessary for the conditions to be satisfied. We might extend, for instance, if any of the conditions specified in "The Offer--Conditions to the Offer" are not satisfied prior to the expiration date of the Offer.

How will I be notified if the Offer is extended?

   If we decide to extend the Offer, we will inform Wilmington Trust Company, the depositary for the Offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.

What are the most significant conditions to the Offer?

   The most important conditions to the Offer are the following:

  . That the Company's stockholders validly tender and do not withdraw prior to the expiration date of the Offer the number of Shares representing, together with the Shares owned by Tyson, at least 50.1% of the total number of outstanding Shares.

  . That any waiting periods under applicable antitrust laws have expired or have been terminated.

For a complete list of the conditions to the Offer, see "The Offer--Conditions to the Offer."

How do I tender my Shares?

   To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to Wilmington Trust Company, the depositary for the Offer, not later than the time the Offer expires. You may deliver either the original Letter of Transmittal or the revised Letter of Transmittal. If your Shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your Shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the Depositary prior to the expiration date of the Offer, you may have a limited amount of additional time by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution to guarantee that the missing items will be received by the Depositary within three New York Stock Exchange, Inc., or NYSE, trading days. However, the Depositary must receive the missing items within that three trading day period.

Until what time can I withdraw tendered Shares?

   You can withdraw tendered Shares at any time until the Offer has expired and, if we have not by February 9, 2001 agreed to accept your Shares for payment, you can withdraw them at any time after such time until we accept Shares for payment.

How do I withdraw tendered Shares?

   To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Wilmington Trust Company, the depositary for the Offer, while you have the right to withdraw the Shares.

When and how will I be paid for my tendered Shares?

   Subject to the terms and conditions of this Supplement to the Offer, we will pay for all validly tendered and not withdrawn Shares, subject to the proration provisions noted in this Supplement to the Offer, promptly after the expiration date of the Offer, subject to the satisfaction or waiver of the conditions to the Offer, as set forth in "The Offer--Conditions to the Offer." We do, however, reserve the right, in our sole discretion, to delay acceptance for payment and payment for Shares pending receipt of any regulatory or governmental approvals to the Offer as described under the caption "The Offer--Certain Legal Matters; Regulatory Approvals." We will pay for your validly tendered and not withdrawn Shares by depositing the purchase price with Wilmington Trust Company, the depositary for the Offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by Wilmington Trust Company of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in "The Offer--Procedure for Tendering Shares"), a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares.

Has the board of directors of the Company approved the Merger?

   Yes. On January 1, 2001, the board of directors of the Company, based on the unanimous recommendation of a special committee (the "Special Committee"), approved, by unanimous vote, the terms set forth in the Merger Agreement and the transactions contemplated therein, including the Offer, the Exchange Offer and the Merger and recommended that the Company's stockholders tender their Shares in the Offer and the Exchange Offer, and vote to approve the Merger and the Merger Agreement. The Special Committee's financial advisors, J.P. Morgan and Peter J. Solomon Company Limited, delivered their opinions to the Special Committee that the consideration to be paid to the Company's stockholders in the Offer, the Exchange Offer and the Merger is fair from a financial point of view.

What happens after the Offer? Will the Offer be followed by a merger?

   As mentioned previously, Tyson intends to commence the Exchange Offer soon after the date of this Supplement to the Offer. If in the Offer and the Exchange Offer we accept for payment and pay for a number of Shares that represents at least 90% of the outstanding Shares, we intend to consummate a "short form" merger in which the Company would be merged with and into the Purchaser and would become a wholly-owned subsidiary of Tyson. We will not need the approval of the Company's stockholders to complete a short form merger. If in the Offer and the Exchange Offer we accept for payment and pay for the number of Shares that represent, together with Shares owned by Tyson, at least 50.1% of the outstanding Shares (or fewer Shares, if we waive the Minimum Condition, which will require the consent of the Company), but less than 90% of the outstanding Shares, we intend to consummate a merger with the Company into the Purchaser which will require the approval of the Company's stockholders. However, if we accept for payment and pay for the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares, we would have sufficient voting power to approve the merger without the affirmative vote of any other stockholder of the Company. If either type of merger takes place, Tyson will own all of the Shares and all remaining stockholders (other than Tyson, Purchaser, or other subsidiaries of Tyson) will receive, for each Share they hold, shares of Tyson Class A common stock having a value of $30.00 if, during the relevant pricing period before the merger, the average per share price of Tyson Class A common stock is at least $12.60 and no more than $15.40. This $30.00 value is subject to adjustment if the average per share price of Tyson Class A common stock during the pricing period is not in that range.

If the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares are tendered and accepted for payment, will the Company continue as a public company?

   Yes; however, if and when the merger takes place, the Company will no longer be publicly owned. It is possible that, following the expiration date of the Offer and prior to the merger, if we purchase all the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on the NYSE or any other securities exchange, there may not be an active public trading market (or, possibly, any public trading market) for the Shares, and the Company may cease making filings with the Securities and Exchange Commission, or SEC, or otherwise cease being required to comply with the SEC rules relating to publicly held companies.

If I decide not to tender, how will the Offer affect my Shares?

   As indicated above, if the Offer is successful, we expect to complete the Exchange Offer. If the Offer and the Exchange Offer are successful, we expect to conclude a merger transaction in which all stockholders not tendering in the Offer or the Exchange Offer (other than Tyson, Purchaser and any other subsidiary of Tyson) will receive, for each Share they hold, shares of Tyson Class A common stock having a value of $30.00 if, during the relevant pricing period before the merger, the average per share price of Tyson Class A common stock is at least $12.60 and no more than $15.40. This $30.00 value is subject to adjustment if the average per share price of Tyson Class A common stock during the pricing period is not in that range. Therefore, if the Exchange Offer is consummated and/or the merger takes place, the difference to you between tendering your Shares and not tendering your Shares is that you will be paid in cash if you tender your Shares in the Offer and will receive shares of Tyson Class A common stock in exchange for your Shares if you do not tender in the Offer. If the average per share price of Tyson Class A common stock during the pricing period is not in that range, the difference to you is that you would receive $30.00 per share in cash if you tender your Shares in the Offer, but will receive shares of Tyson Class A common stock having a value of more than $30.00 per Share if the average price is more than $15.40 or having a value of less than $30.00 per Share if the average price is less than $12.60. However, if the merger does not take place and the Offer and the Exchange Offer are consummated, the number of stockholders and Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, any public trading market) for the Shares, which may affect prices at which Shares trade. Also, as described above, the Company may cease making filings with the SEC or otherwise being required to comply with the SEC rules relating to publicly held companies.

Are appraisal rights available in either the Offer or the merger?

   Appraisal rights are not available in the Offer. Appraisal rights will not be available to holders of the Shares in connection with the merger if both of the following are true:

  . at the date fixed to determine the stockholders entitled to notice of and to vote on the merger, the Shares are registered on a national securities exchange or traded on Nasdaq, and

  . the shares of Tyson Class A common stock at the effective time of the merger are either listed on a national securities exchange or traded on Nasdaq.

As of the date of this Supplement to the Offer, the Shares and the Tyson Class A common stock are each listed on the NYSE.

What is the market value of my Shares as of a recent date?

   On September 29, 2000, the last full trading day before the date the Company entered into the Agreement and Plan of Merger dated October 1, 2000 among the Company, Rawhide Holdings Corporation and Rawhide Acquisition Corporation, the closing price of a Share of the Company was $18.31. On November 10, 2000, the last full trading day before the date Smithfield Foods, Inc. made its unsolicited proposal to the Special Committee for a stock-for-stock merger, the closing price of a Share of the Company was $20.88.

   Between January 1, 2000 and January 4, 2001, the price per Share on the New York Stock Exchange ranged between $11.00 and $28.63, and on January 4, 2001, the last full trading day before the date of this Supplement to the Offer, the closing price of a Share of the Company was $27.06. We advise you to obtain a recent quotation for Shares before deciding whether to tender your Shares.

Who can I talk to if I have questions about the Offer?

   You can call MacKenzie Partners, Inc., the information agent for the Offer, at (800) 322-2885 (toll free) or Merrill Lynch, Pierce, Fenner & Smith Incorporated, the dealer manager for the Offer, at (212) 236-3790 (call collect).

To the Holders of Common Stock of IBP, inc.:

                                  INTRODUCTION

   The following supplements our Offer to Purchase, dated December 12, 2000. We, Tyson Foods, Inc., a Delaware corporation ("Tyson"), through our wholly owned subsidiary Lasso Acquisition Corporation, a Delaware corporation ("Purchaser"), hereby offer to purchase up to the number of Shares that represent, together with Shares owned by Tyson, 50.1% (the "Maximum Amount") of the outstanding common stock, par value $0.05 per share (the "Shares"), of IBP, inc., a Delaware corporation (the "Company"), at $30.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Supplement to the Offer and in the related Letter of Transmittal (which together, as amended, supplemented or otherwise modified from time to time, constitute the "Offer"). You will not be obligated to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Dealer Manager" or "Merrill Lynch"), Wilmington Trust Company (the "Depositary") and MacKenzie Partners, Inc. (the "Information Agent") incurred in connection with the Offer. See "The Offer-Fees and Expenses."

   The purpose of the Offer, the Exchange Offer and the Merger (as defined below) is to enable Tyson to acquire control of, and to acquire the entire equity interest in, the Company.

   SHARES PREVIOUSLY VALIDLY TENDERED AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. STOCKHOLDERS ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE OFFER PRICE PER SHARE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY PURCHASER PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED.

   SHARES TENDERED IN THE OFFER WHICH, BECAUSE OF PRORATION, ARE NOT PURCHASED WILL BE DELIVERED TO THE DEPOSITARY FOR THE EXCHANGE OFFER AND TREATED AS TENDERED IN THE EXCHANGE OFFER UNLESS YOU INDICATE OTHERWISE IN THE LETTER OF TRANSMITTAL OR OTHER WRITTEN NOTICE TO THE DEPOSITARY.

   This Supplement to the Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 1, 2001 (the "Merger Agreement"), among Tyson, Purchaser and the Company. The Merger Agreement provides that following the completion of the Offer and the Exchange Offer and the satisfaction or waiver of certain conditions in the Merger Agreement, the Company will be merged with and into Purchaser with the Purchaser continuing as the surviving corporation (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Tyson, Purchaser or other subsidiaries of Tyson) would be converted into the right to receive shares of Class A common stock, par value $0.10 per share, of Tyson ("Tyson Class A Common Stock") having a value of $30.00 if, during the relevant pricing period before the Merger, the average per share price of Tyson Class A Common Stock is at least $12.60 and no more than $15.40. If the average per share price of Tyson Class A Common Stock is not in that range, the difference to you is that you would receive $30.00 per share in cash if you tender your Shares in the Offer, but will receive shares of Tyson Class A Common Stock having a value of more than $30.00 per Share if the average price is more than $15.40 or having a value of less than $30.00 per Share if the average price is less than $12.60. This $30.00 value is subject to change if the average per share price of Tyson Class A Common Stock is not in that range and the value you will receive will be proportionately changed.

   Pursuant to the Merger Agreement, Tyson will commence promptly an exchange offer (the "Exchange Offer") for all Shares not purchased in the Offer. In the Exchange Offer, Tyson would offer to exchange, for each outstanding Share not owned by Tyson, a number of shares of Tyson Class A Common Stock having a value of $30.00, so long as the average per share price of Tyson Class A Common Stock during the fifteen trading day period ending on the second trading day before the expiration date of the Exchange Offer is at least $12.60 and no more than $15.40. This $30.00 value is subject to change if the average per share price of Tyson Class A Common Stock is not in that range and the value you will receive will be proportionately changed.

   The Board of Directors of the Company (the "Company Board"), by unanimous vote, has approved, upon the unanimous recommendation of the special committee of the Company Board (the "Special Committee"), the Merger Agreement and the transactions contemplated by it, including the Offer, the Exchange Offer and the Merger, and has determined that the Offer, the Exchange Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and recommends that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

   The Company's financial advisors, J.P. Morgan and Peter J. Solomon Company Limited, have delivered to the Company Board their respective opinions dated January 1, 2001 (the "Financial Advisor Opinions"), to the effect that, as of such date, and based on and subject to the matters stated in the opinions, the consideration to be received by holders of Shares in the Offer, the Exchange Offer and in the Merger is fair from a financial point of view to those stockholders. The full text of the Financial Advisor Opinions, including the assumptions made, matters considered and limits on the review undertaken, are attached as Annex A and Annex B to the Company's amended Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which has been filed by the Company with the SEC in connection with the Offer and which is being mailed to stockholders together with this Supplement to the Offer. Stockholders are urged to, and should, read the Financial Advisor Opinions carefully. The Company has advised us that to the best of its knowledge each of its executive officers and directors intends to tender all of his or her Shares pursuant to the Offer.

   The Offer is subject to the conditions described in "The Offer--Conditions to the Offer", including, among other things, (1) there being validly tendered and not withdrawn prior to the expiration date of the Offer a number of Shares representing, together with the Shares owned by Tyson, at least 50.1% of the total number of outstanding Shares (the "Minimum Condition") and (2) any waiting periods under applicable antitrust laws having expired or been terminated. The Offer is also subject to other conditions.

   According to the Company's representations and warranties in the Merger Agreement, as of December 28, 2000, there were 105,644,598 Shares outstanding. On the date hereof, Tyson owns 574,200 Shares. Based on this information, the Minimum Condition would be satisfied if 52,353,743 Shares are validly tendered and not withdrawn prior to the Expiration Date.

   The Merger Agreement provides that promptly upon payment by Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, the Company shall, upon request of Tyson, promptly use its reasonable best efforts to take all actions necessary to cause a majority of the Company Board to consist of Tyson's designees.

   The Merger is subject to the satisfaction or waiver of certain conditions, including the approval of the Merger Agreement by the Company's stockholders, if necessary. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. The Company has agreed to cause a meeting of its stockholders to be held as promptly as practicable following consummation of the Offer for the purposes of considering and taking action upon the approval and adoption of the Merger Agreement. Tyson and Purchaser have agreed to vote their shares in favor of the approval and adoption of the Merger Agreement. See "The Offer--The Merger Agreement."

   THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF STOCKHOLDERS OF THE COMPANY OR ANY OFFER TO SELL OR SOLICITATION OF OFFERS TO BUY TYSON CLASS A COMMON STOCK OR OTHER SECURITIES. ANY SUCH SOLICITATION WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND ANY SUCH OFFER WILL BE MADE ONLY THROUGH A REGISTRATION STATEMENT

AND THE PROSPECTUS PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED. THE OFFER DOES NOT CONSTITUTE AN EXCHANGE OFFER FOR SHARES THAT ARE NOT THE SUBJECT OF THE OFFER AND ANY SUCH EXCHANGE OFFER WILL BE MADE ONLY THROUGH TENDER OFFER MATERIALS PURSUANT TO THE REQUIREMENTS OF THE EXCHANGE ACT AS WELL AS A REGISTRATION STATEMENT AND THE PROSPECTUS PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED.

   THIS SUPPLEMENT TO THE OFFER AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

                                   THE OFFER

   1. Terms of the Offer; Expiration Date. On the terms and subject to the conditions set forth in this Supplement to the Offer, we will accept for payment and pay for up to the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares that are validly tendered prior to the Expiration Date and not withdrawn.

   To the extent more than the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares are tendered in the Offer, we will purchase a number of Shares tendered in the Offer that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares on a pro rata basis (with appropriate adjustment to avoid purchase of fractional Shares) based on the number of Shares properly tendered by each stockholder prior to the Expiration Date and not withdrawn. See "The Offer-- Acceptance for Payment and Payment."

   "Expiration Date" means 12:00 Midnight, New York City time, on Tuesday, January 16, 2001, unless we extend the period of time for which the Offer is open, in which event "Expiration Date" means the latest time and date at which the Offer, as so extended, shall expire.

   The Offer is conditioned upon, among other things, the Minimum Condition having been satisfied and any waiting periods under applicable antitrust laws having expired or been terminated. The Offer is also subject to other conditions as described in "The Offer--Conditions to the Offer." If any such condition is not satisfied, the Merger Agreement states that we (a) shall extend the Offer and, subject to certain conditions and to your withdrawal rights as set forth in "The Offer--Withdrawal Rights," retain all Shares until the Expiration Date as so extended; or (b) may waive, with the consent of the Company, the Minimum Condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn or delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer; or (c) if the Offer is not completed on or before February 28, 2001, shall terminate the Offer and return all tendered Shares. For a description of our right to extend, amend, delay or terminate the Offer, see "The Offer--Extension of the Tender Period; Termination; Amendment," and "The Offer--Conditions to the Offer."

   According to the Company's representations in the Merger Agreement, as of December 28, 2000, there were 105,644,598 Shares outstanding. On the date hereof, Tyson owns 574,200 Shares. Based on this information, the Minimum Condition would be satisfied if 52,353,743 Shares are validly tendered and not withdrawn prior to the Expiration Date.

   2. Extension of Tender Period; Termination; Amendment. Under the Merger Agreement, we are required to extend the Offer from time to time if at the then scheduled Expiration Date all of the conditions to the Offer have not been satisfied or waived by us. Each extension shall not exceed the lesser of 10 business days or such fewer days that we believe are necessary for the conditions to be satisfied. We also have the right to extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the SEC staff applicable to the Offer or any period required by applicable law. If the conditions to the Offer are not satisfied, and Tyson has not accepted for payment, and paid for, Shares tendered in the Offer, on or before February 28, 2001, Tyson must terminate the Offer and proceed to complete a merger of the Purchaser and the Company pursuant to the terms of the Merger Agreement. Tyson shall also terminate the Offer if the Merger Agreement is terminated. We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of our conditions to the Offer.

   If we increase or decrease the percentage of Shares being sought or increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire less than 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such period of 10 business days. If we make a material change in the terms of the Offer (other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and percentage of Shares sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. "Business day" means any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

   Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement, in the case of an extension of the Offer to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes in the information published, sent or given to any stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which we may choose to make any public announcement, we have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to the Dow Jones News Service.

   If we extend the time during which the Offer is open, or if we are delayed in its acceptance for payment of or payment for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf and those Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under "The Offer--Withdrawal Rights." However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder's offer.

   Pursuant to Rule 14d-5 under the Exchange Act and Section 220 of the Delaware General Corporation Law, requests were made to the Company for the use of the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Company has provided us with its stockholder list and security position listings so we can disseminate the Offer to holders of Shares. We will send this Supplement to the Offer and the related Letter of Transmittal to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

   3. Acceptance for Payment and Payment. Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for, promptly after the Expiration Date, up to the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares that are validly tendered prior to the Expiration Date and not withdrawn, subject to the satisfaction or waiver of the conditions set forth in "The Offer--Conditions to the Offer." In addition, we reserve the right, subject to compliance with Rule 14e-1(c) under the Exchange Act, to delay the acceptance for payment or payment for Shares pending receipt of any regulatory or governmental approvals to the Offer as described under the caption "The Offer--Certain Legal Matters; Regulatory Approvals." For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see "The Offer--Extension of Tender Period; Termination; Amendment."

   For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary. We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary. The Depositary will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in "The Offer-Procedure for Tendering Shares")), a properly completed and duly executed Letter of Transmittal and any other required documents. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. For a description of the procedure for tendering Shares pursuant to the Offer, see "The Offer-Procedure for Tendering Shares."

   Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment. If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

   We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment. If any tendered Shares are not purchased pursuant to the Offer for any reason, other than as a result of the proration procedures described below, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility as defined below), without expense to you, as promptly as practicable following the expiration or termination of the Offer.

   If more than the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares are validly tendered and not withdrawn prior to the Expiration Date, we will accept for payment and pay for only the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares on a pro rata basis (with appropriate adjustments to avoid purchase of fractional Shares) based on the number of Shares properly tendered by each stockholder prior to or on the Expiration Date and not withdrawn. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their broker. Unless otherwise indicated on the Letter of Transmittal, any properly tendered Shares that are not accepted for payment and paid for because of proration will be delivered to the exchange agent for the Exchange Offer, along with a copy of the related Letter of Transmittal. Delivery of these Shares, along with a copy of the related Letter of Transmittal, will be deemed to constitute valid tenders of Shares under the Exchange Offer, subject to withdrawal rights. There will be at least 5 business days between the delivery of unpurchased shares to the exchange agent for the Exchange Offer and the expiration date of the Exchange Offer. Stockholders will be receiving shortly documents relating to the Exchange Offer. Please read them carefully for important information about the Exchange Offer.

   4. Procedure for Tendering Shares. To tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Supplement to the Offer (A) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal and (B) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent's Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with.

   Book Entry Delivery. The Depositary has established an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal properly completed and duly executed together with any required signature guarantees or an Agent's Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Supplement to the Offer by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary. "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation which such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

   Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. ("NYSE") Medallion Signature Program (MSP) (each, an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

   Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date, or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

     (i) such tender is made by or through an Eligible Institution;

     (ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

     (iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee or an Agent's Message and any other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

   The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your option and risk, and the delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured.

   Back-up Withholding. Under the federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payments made to certain stockholders pursuant to the Offer. In order to avoid such back-up withholding, you must provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such back-up withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. If you are a non-resident alien or foreign entity not subject to back-up withholding, you must give the Depositary a completed Form W-8 Certificate of Foreign Status prior to receipt of any payment.

   Grant of Proxy. By executing a Letter of Transmittal (or delivering an Agent's Message), you irrevocably appoint our designees as your proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after December 12, 2000). All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company's stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

   The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

   Validity. We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. Our interpretation of the terms and conditions of the Offer will be final and binding. None of Tyson, Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

   5. Withdrawal Rights. You may withdraw tenders of Shares made pursuant to the Offer at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after February 9, 2001, unless such Shares are accepted for payment as provided in this Supplement to the Offer. If we extend the period of time during which the Offer is open or are delayed in accepting for payment or paying for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section.

   To withdraw tendered Shares, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Supplement to the Offer, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-entered by again following one of the procedures described in "The Offer--Procedures for Tendering Shares" at any time prior to the Expiration Date.

   We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

   6. Material Tax Considerations. The following discussion is a summary of material United States federal income tax consequences of the Offer, the Exchange Offer and the Merger to the holders of Shares who hold their Shares as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, and administrative and judicial interpretations thereof, each as in effect as of the date of this Supplement to the Offer, all of which may change, possibly with retroactive effect.

   This discussion does not address all aspects of federal income taxation that may be relevant to a holder of Shares in light of that holder's particular circumstances or to a holder subject to special rules, such as (i) a stockholder who is not a citizen or resident of the United States, (ii) a financial institution or insurance company, (iii) a tax-exempt organization,
(iv) a dealer or broker in securities, (v) a stockholder that holds its Shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction, or (vi) a stockholder that acquired its Shares pursuant to the exercise of options or otherwise as compensation. In addition, this discussion does not address any state, local or foreign tax consequences of the Offer, the Exchange Offer or the Merger. We urge each holder of Shares to consult its own tax advisor to determine the particular federal income tax or other tax consequences to it of participation in the Offer, the Exchange Offer or the Merger and to determine whether it should participate in the Offer, the Exchange Offer or the Merger.

   The Offer is being made as the first step in a three-step transaction in which we will acquire 100% of the Company. The second step of the transaction will be the Exchange Offer. The third step of the transaction will be the Merger. Each holder of Shares is urged to consider the tax consequences to it of participating in the Offer, the Exchange Offer and Merger in each of the following circumstances: (i) if all of its Shares are tendered and accepted for purchase in the Offer, (ii) if all of its Shares are tendered and accepted for purchase in the Exchange Offer, (iii) if all of its Shares are exchanged for Tyson Class A Common Stock pursuant to the Merger, or (iv) if some of its Shares are tendered and accepted for purchase in the Offer, and its remaining Shares are exchanged for Tyson Class A Common Stock pursuant to the Exchange Offer or the Merger.

   The Offer, the Exchange Offer and the Merger will be treated as three steps in an integrated transaction that are intended to be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code (and Tyson, the Purchaser and the Company will be included as parties to that reorganization within the meaning of Section 368(b) of the Code) assuming the following factual assumptions (which we refer to as supporting conditions) are met:

  . the Offer, the Exchange Offer and the Merger are completed under the current terms of the Merger Agreement,

  . the aggregate fair market value of the Tyson Class A Common Stock delivered as consideration for Shares in the Exchange Offer and the Merger exceeds a minimum percentage (approximately 40 percent under one United States Supreme Court case) of the aggregate fair market value of the cash and Tyson Class A Common Stock delivered as consideration for Shares in the Offer, the Exchange Offer and the Merger, and

  . the Exchange Offer and the Merger are completed promptly after the Offer.

   In addition to the supporting conditions, Tyson and the Company will use their reasonable best efforts to cause Milbank, Tweed, Hadley & McCloy LLP and Wachtell, Lipton, Rosen & Katz, respectively, to deliver legal opinions to the effect that the Offer, the Exchange Offer and the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code (and Tyson, Purchaser and the Company will be included as parties to that reorganization within the meaning of Section 368(b) of the
Code). In rendering these opinions, Milbank, Tweed, Hadley & McCloy LLP and Wachtell, Lipton, Rosen & Katz will rely upon representations and covenants to be made by Tyson, Purchaser and the Company, including those contained in certificates of officers of Tyson, Purchaser and the Company. In addition, the discussion of the material U.S. federal income tax consequences of the Offer, the Exchange Offer and the Merger discussed below assumes the absence of changes in pertinent facts or law between the date of this Supplement to the Offer and the Effective Time. If any of those representations, covenants or assumptions is inaccurate, the tax consequences of the Offer, the Exchange Offer and the Merger could differ materially from those summarized below. In addition, the ability to satisfy the supporting conditions, and therefore the federal income tax consequences of the Offer, the Exchange Offer and the Merger, depend in part on facts that will not be available before the completion of the Offer, the Exchange Offer or the Merger (for example, the fair market value of the Tyson Class A Common Stock delivered as consideration in the Exchange Offer and the Merger). There can be no assurances that the Exchange Offer and the Merger will be completed, or that the supporting conditions will be satisfied. If the supporting conditions are not satisfied, the tax consequences of the Exchange Offer and the Merger could differ materially from those discussed below.

   Assuming that the Offer, the Exchange Offer and the Merger, taken together, are treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code (and Tyson, Purchaser and the Company are included as parties to that reorganization within the meaning of Section 368(b) of the Code), for federal income tax purposes:

  . A holder of Shares that has all of its Shares purchased in the Offer will recognize gain or loss, measured by the difference between the cash received and such holder's adjusted tax basis in such Shares. This gain or loss will be capital gain or loss provided such holder's Shares were held as a capital asset, and will be long-term capital gain or loss if the holder has held the Shares tendered in the Offer for more than one year at the time such Shares are purchased in the Offer.

  . A holder of Shares that exchanges all of its Shares for Tyson Class A Common Stock pursuant to the Exchange Offer or the Merger will not recognize any gain or loss except gain realized with respect to cash received in lieu of fractional Shares.

  . A holder of Shares that has some of its Shares accepted for tender in the Offer and exchanges its remaining Shares for Tyson Class A Common Stock pursuant to the Exchange Offer or the Merger will recognize gain (but not loss) realized in respect of any Share but not in excess of the amount of cash received or deemed received for that Share. The amount of gain realized in respect of any Share is the excess of the amount realized for that Share over the holder's tax basis in that Share. The consideration received or deemed received for any one Share, whether tendered in the Offer, the Exchange Offer or the Merger, will be the amount a holder realizes which is attributable to that Share. A holder's aggregate amount realized is the sum of (i) the amount of cash the holder received pursuant to the Offer plus (ii) the fair market value of Tyson Class A Common Stock received in the Exchange Offer or the Merger. The gain realized calculation must be made separately for each Share surrendered, and a loss realized on one Share may not be used to offset a gain realized on another Share. Under most circumstances, a holder's gain will be capital gain and will be long-term capital gain if the holder has held the holder's Shares for more than one year. However, for certain holders, including holders who tender only a portion of their Shares in the Offer and holders who actually or constructively own shares in Tyson (other than the Tyson Class A Common Stock to be received in the Exchange Offer or the Merger) or who constructively own Shares under certain attribution rules under the Code, such gain might be treated as dividend income. Shareholders should consult their tax advisors regarding whether any gain they recognize will be capital gain or dividend income to them.

  . If a holder of Shares receives cash in lieu of fractional shares of Tyson Class A Common Stock in the Exchange Offer or the Merger, the holder will be required to recognize gain or loss measured by the difference between the amount of cash received in lieu of that fractional share and the portion of the tax basis of that holder's Shares allocable to that fractional share. This gain or loss will be capital gain or loss provided such holder's Shares were held as a capital asset, and will be long-term capital gain or loss if the holder has held the Shares deemed exchanged for that fractional share of Tyson Class A

     Common Stock for more than one year at either the expiration date of the Exchange Offer or the Effective Time, as applicable.

  . A holder of Shares will have a tax basis in Tyson Class A Common Stock received in the Exchange Offer or the Merger equal to the tax basis in its Shares surrendered by that holder in the Offer, the Exchange Offer and the Merger, (A) reduced by (i) any tax basis in such Shares that is allocable to fractional share interests in Tyson Class A Common Stock for which cash is received and (ii) the amount of cash received by such holder, if any, pursuant to the Offer, and (B) increased by the amount of gain, if any, recognized by such holder in the Offer (but not by gain recognized upon the receipt of cash in lieu of fractional shares of Tyson Class A Common Stock in the Exchange Offer or the Merger).

  . The holding period for Tyson Class A Common Stock received in exchange for Shares in the Exchange Offer or the Merger will include the holding period for Shares surrendered in the Exchange Offer or the Merger, as applicable, provided such Shares were held as a capital asset.

   The tax consequences described above are based on factual assumptions, including the satisfaction of the supporting conditions. If those factual assumptions are not satisfied, the federal income tax consequences of the Exchange Offer and the Merger to holders of Shares could differ materially from those summarized above. In particular, although holders of Shares that have Shares accepted for tender in the Offer will recognize gain for federal income tax purposes regardless of whether these factual assumptions are satisfied, the Exchange Offer or the Merger may be taxable transactions for federal income tax purposes if these factual assumptions are not satisfied.

   If the Exchange Offer and the Merger are consummated but fail to be treated as part of a reorganization within the meaning of Section 368(a) of the Code (or Tyson, Purchaser or the Company is not included as a party to that reorganization within the meaning of Section 368(b) of the Code), the Exchange Offer and the Merger will be a taxable transaction for federal income tax purposes. In that event, each holder of Shares that exchanges Shares for Tyson Class A Common Stock in the Exchange Offer or the Merger will recognize gain or loss measured by the difference between the fair market value of Tyson Class A Common Stock received (together with any cash received in lieu of fractional shares) and such stockholder's adjusted tax basis in the Shares exchanged in the Exchange Offer and the Merger. The gain or loss will be capital gain or loss provided such Shares were held as a capital asset, and will be long-term capital gain or loss if such Shares were held for more than one year at either the expiration date of the Exchange Offer or the Effective Time of the Merger, as applicable.

   The federal income tax discussion set forth above is included for general information only and is based upon present law. Due to the individual nature of tax consequences, you are urged to consult your tax advisors as to the specific tax consequences to you of the Offer, the Exchange Offer and the Merger, including the effects of applicable state, local or other tax laws.

   7. Price Range of Shares; Dividends. The Shares are listed and principally traded on the NYSE. The following table sets forth for the periods indicated the high and low sales prices per Share on the NYSE based on published financial sources.

                                                                    High   Low
                                                                   ------ ------
      1999
        First Quarter............................................. $29.31 $19.38
        Second Quarter............................................  23.88  16.75
        Third Quarter.............................................  25.56  22.00
        Fourth Quarter............................................  25.38  17.75
      2000
        First Quarter............................................. $18.50 $11.00
        Second Quarter............................................  18.88  13.19
        Third Quarter.............................................  17.94  14.00
        Fourth Quarter............................................  26.94  17.25

   On September 29, 2000, the last full trading day before the date the Company entered into the Rawhide Agreement (as defined herein), the closing price of a Share of the Company was $18.31. On November 10, 2000, the last full trading day before the date Smithfield Foods, Inc. made its unsolicited proposal to the Special Committee for a stock-for-stock merger, the closing price of a Share of the Company was $20.88.

   Between January 1, 2000 and January 4, 2001, the price per Share on the NYSE ranged between $11.00 and $28.63. On January 4, 2001, the last full trading day before the date of this Supplement to the Offer, the reported closing sales price per Share on the NYSE was $27.06. We urge you to obtain current market quotations for the Shares. The Company's annual dividend is $.10.

   8. Certain Information Concerning the Company.

   General. The Company is a Delaware corporation, with principal executive offices at 800 Stevens Port Drive, Dakota Dunes, South Dakota 57049. The telephone number of the Company's executive offices is (605) 235-2061. The Company is one of the world's largest manufacturers of fresh meats and frozen and refrigerated food products, with 1999 annual sales in excess of $14.0 billion. The Company has two primary business segments: Fresh Meats, which produces boxed beef, pork, hides and other allied products; and Foodbrands, which manufactures various value added products including pepperoni, pizza toppings, appetizers, prepared meals, Mexican foods, soups, sauces, and branded and processed meats. The Company has over 60 manufacturing locations in the United States and internationally. The Company has sales offices in North America, Central America, Europe, and Asia. The Company employs approximately 50,000 people.

   Selected Financial Data. The following selected consolidated financial data relating to the Company and its subsidiaries has been taken or derived from the audited financial statements contained in the Company's Current Report on Form 8-K dated November 3, 2000, and the unaudited financial statements contained in the Company's Form 10-Q for the 39 weeks ended September 23, 2000. More comprehensive financial information is included in such reports and the other documents filed by the Company with the SEC, and the financial data set forth below is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein. Such reports and other documents may be obtained as described in the section captioned "Available Information" below. The selected financial balance sheet data and cash flow data for the fiscal years ended December 30, 1995 and December 28, 1996 are derived from the Company's historical audited financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 1999 and do not give effect to the acquisition by the Company of Corporate Brand Foods America, Inc. on February 7, 2000 (the "CBFA Acquisition"). The balance sheet data for the nine months ended September 30, 1999 gives effect to the CBFA Acquisition based on information provided by the Company.

                                                                              Nine Months
                                 Years ended December 31,                 Ended September 30,
                          -------------------------------------------  --------------------------
                           1995     1996     1997     1998     1999        1999          2000
                          -------  -------  -------  -------  -------  ------------  ------------
                            (in millions of dollars, except per        (in millions of dollars,
                                      share amounts)                       except per share
                                                                               amounts)
Income Statement Data:
Revenues................  $12,668  $12,539  $13,446  $13,277  $14,635  $     10,625       $12,201
Income before
 extraordinary item.....      280      199      120      208      317           235           172
Net income..............      258      199      120      193      317           235           157
Balance Sheet Data:
Total assets............  $ 2,028  $ 2,174  $ 2,972  $ 3,313  $ 4,151  $      4,063  $      4,395
Long-term debt..........      261      260      635      761      790           781           663
Short-term borrowings...        1        1      199      152      555           603           801
Stockholders' equity....    1,023    1,204    1,244    1,409    1,717         1,639         1,888
Cash Flow Data:
Cash flows from
 operations.............  $   351  $   268  $   207  $   371  $   298  $         60  $        215
Cash flows from
 financing activities...     (174)     --       124      (15)     425           478           101
Cash flows (used in)
 investing activities...     (146)    (290)    (354)    (397)    (720)         (539)         (315)
Earnings Per Share Data:
Basic earnings per
 share:
Before extraordinary
 item...................    $2.96    $2.10    $1.25    $2.13    $3.25         $2.41         $1.60
Extraordinary item......     (.24)     --       --      (.16)     --            --           (.14)
Basic earnings per
 share..................     2.72     2.10     1.25     1.97     3.25          2.41          1.46
Diluted earnings per
 share:
Before extraordinary
 item...................     2.92     2.07     1.18     1.95     2.94          2.19          1.58
Extraordinary item......     (.23)     --       --      (.14)     --            --           (.14)
Diluted earnings per
 share..................     2.69     2.07     1.18     1.81     2.94          2.19          1.44
Cash dividends per
 share..................    $0.10    $0.10    $0.10    $0.10    $0.10        $0.075        $0.075

   Projections. Prior to entering into the Merger Agreement, the Company provided to Tyson certain information which was not publicly available, including certain projected financial data (the "Projections") for the fiscal years 2000 through 2005. The Company has advised us that it does not as a matter of course make public forecasts as to future revenues, earnings or other financial information, and the Projections were not prepared with a view to public disclosure.

                                   IBP, INC.
                        PROJECTED FINANCIAL PERFORMANCE

                                                 Fiscal Years
                                ------------------------------------------------
Item                             2000     2001    2002    2003    2004    2005
----                            -------  ------- ------- ------- ------- -------
                                                 (in millions)
Total Revenues................. $16,600  $17,300 $18,000 $18,600 $18,800 $19,500
EBIT...........................     473      446     543     619     693     760
Capital Expenditures...........     453      331     300     300     300     300
Net Income.....................     200      212     277     332     388     439
Earnings Per Share............. $  2.21* $  1.98 $  2.58 $  3.10 $  3.61 $  4.09

--------
* Year 2000 Earnings Per Share was calculated excluding one time adjustments and year end closing adjustments.

   The Projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding prospective financial information. In addition, the Projections were not prepared with the assistance of or reviewed, compiled or examined by, independent auditors. The Projections reflect numerous assumptions, all made by the Company management, with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the assumptions made in preparing the Projections will prove accurate, and actual results may be materially greater or less than those contained in the Projections.

   The inclusion of the Projections in this Supplement to the Offer should not be regarded as an indication that the Company, Tyson or Purchaser or any of the Company's, Tyson's or Purchaser's respective representatives, or respective officers and directors, consider such information to be an accurate prediction of future events or necessarily achievable. In light of the uncertainties inherent in forward looking information of any kind, we caution against reliance on such information. The Company has advised us that it does not intend to update or revise the Projections to reflect circumstances existing after the date when prepared or to reflect the occurrence of future events, unless required by law.

   Forward Looking Statements. This Supplement to the Offer, including information included or incorporated by reference in this document, contains certain forward-looking statements concerning the financial condition, results of operations and business of Tyson following the consummation of its proposed acquisition of the Company, the anticipated financial and other benefits of such proposed acquisition and the plans and objectives of the Company's management following such proposed acquisition, including, without limitation, statements relating to the cost savings expected to result from the proposed acquisition, anticipated results of operations of the combined Company following the proposed acquisition, projected earnings per share of the combined Company following the proposed acquisition and the restructuring charges estimated to be incurred in connection with the proposed acquisition. Generally, the words "will," "may," "should," "continue," "believes," "expects," "intends," "anticipates" or similar expressions identify forward-looking statements.

   These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

  . the risk that Tyson and the Company will not successfully integrate their combined operations;

  . the risk that Tyson and the Company will not realize estimated synergies;

  .  unknown costs relating to the proposed transaction;

  . risks associated with the availability and costs of financing, including cost increases due to rising interest rates;

  . fluctuations in the cost and availability of raw materials, such as feed grain costs;

  . changes in availability and relative costs of labor and contract growers;

  . market conditions for finished products, including the supply and pricing of alternative proteins;

  .  effectiveness of advertising and marketing programs;

  . changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws;

  . access to foreign markets together with foreign economic conditions, including currency fluctuations;

  .  the effect of, or changes in, general economic conditions; and

  .  adverse results from ongoing litigation.

   Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. See "Where You Can Find More Information" below.

   Available Information. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, Suite 1400, 500 W. Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

   Except as otherwise stated in this Supplement to the Offer, the information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although we have no knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, we take no responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to us.

   9. Certain Information Concerning Purchaser and Tyson. Purchaser is a Delaware corporation incorporated on December 8, 2000, with principal executive offices at 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999. The telephone number of our principal executive offices is (501) 290-4000. To date, Purchaser has engaged in no activities other than those incident to Purchaser's formation and the commencement of the Offer. Purchaser is a wholly-owned subsidiary of Tyson.

   Tyson is a Delaware corporation with principal executive offices at 2210 West Oakland Drive, Springdale, Arkansas 72762-6999. The telephone number of Tyson's executive offices is (501) 290-4000. Tyson produces, distributes and markets chicken, Mexican foods, prepared foods, animal and pet food ingredients and live swine. Tyson's goal is to be the undisputed world leader in growing, processing and marketing chicken and chicken-based food products. Tyson's integrated operations consist of breeding and rearing chickens, as well as the processing, further-processing and marketing of these food products. Tyson's products are marketed and sold to national and regional grocery chains, regional grocery wholesalers, clubs and warehouse stores, military commissaries, industrial food processing companies, national and regional chain restaurants or their distributors, international export companies and domestic distributors who service restaurants, foodservice operations such as plant and school cafeterias, convenience stores, hospitals and other vendors. Tyson's integrated chicken processes include genetic research, breeding, hatching, rearing, ingredient procurement, feed milling, veterinary and other technical services, and related transportation and delivery services.

   Tyson is a fully-integrated producer, processor and marketer of a variety of food products. Tyson presently identifies segments based on the products offered and the nature of customers, resulting in four reported business segments: Food Service, Consumer Products, International and Swine.

   Tyson's chicken business consists of the Food Service, Consumer Products and International segments. Food Service includes fresh, frozen and value-enhanced chicken products sold through food service and specialty distributors who deliver to restaurants, schools and other accounts. Consumer Products include fresh, frozen and value-enhanced chicken products sold through retail markets for at-home consumption and through wholesale club markets targeted to small food service operators, individuals and small businesses. Tyson's International segment markets and sells the full line of Tyson chicken products.

   Tyson's farrow to finish swine operations, which include genetic and nutritional research, breeding, farrowing and feeder pig finishing and the marketing of live swine to regional and national packers, are conducted in Arkansas, Missouri, North Carolina and Oklahoma.

   Tyson's other business category includes the Prepared Foods group, consisting of Mexican Original, Culinary Foods and Mallard's Food Products. Mexican Original produces flour and corn tortilla products. Culinary Foods and Mallard's Food Products produce specialty pasta and meat dishes for restaurants, airlines and other major customers. Additionally, the other category includes Tyson's wholly-owned subsidiaries involved in supplying chicken breeding stock and trading agricultural goods worldwide.

   The name, business address, principal occupation or employment, five year employment history and citizenship of each director and executive officer of Tyson and Purchaser and certain other information are set forth on Schedule I. Except as set forth in this Supplement to the Offer, during the past two years, none of us, nor, to our best knowledge, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Supplement to the Offer, none of the persons listed in Schedule I, nor any of their respective associates or majority-owned subsidiaries, beneficially owns any securities of the Company. Except as set forth in this Supplement to the Offer, there have been no contacts, negotiations or transactions between us or any of our subsidiaries or, to our best knowledge, any of the persons listed in Schedule I to this Supplement to the Offer, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as described in Schedule I, none of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

   On November 15, 2000, John S. Lea sold 1,000 Shares for $22.25 per Share. Mr. Lea had purchased these Shares on March 17, 2000. As of January 4, 2001, Tyson beneficially owned 574,200 Shares, representing less than 1% of the outstanding Shares. Transactions in the Shares by Tyson effected in the past 60 days are described in Schedule II hereto. All such transactions were effected by Tyson in the open market on the NYSE at the prices per share indicated on Schedule II.

   On December 5, 2000, Tyson announced that it expects to resume purchases under its ongoing corporate stock repurchase program. Since December 4, 2000, the day Tyson announced its proposal to acquire the Company, Tyson has repurchased 1,595,700 shares of Tyson Class A Common Stock in the open market at prices ranging from $11.15 to $12.75 per share. During fiscal 2000 Tyson repurchased 4.0 million shares of Tyson Class A Common Stock under this program. Depending on market conditions and the price for Tyson Class A Common Stock, and subject to applicable SEC rules and regulations, including without limitation Regulation M, Tyson may continue to purchase, from time to time, shares of Tyson Class A Common Stock in the open market.

   Selected Financial Data. The following selected consolidated financial data relating to Tyson and its subsidiaries has been taken or derived from the audited financial statements contained in the Tyson's Form 10-K for fiscal years ended September 27, 1997, October 3, 1998 and September 30, 2000. More comprehensive financial information is included in such reports and the other documents filed by Tyson with the SEC, which are incorporated by reference in this Supplement to the Offer. Such reports and other documents may be obtained as described in the section captioned "Available Information" below.

                                                    Years ended
                          ---------------------------------------------------------------
                          September 28, September 27, October 3, October 2, September 30,
                              1996          1997         1998       1999        2000
                          ------------- ------------- ---------- ---------- -------------
                                (in millions of dollars, except per share amounts)
Income Statement Data:
Revenues................     $6,454        $6,356       $7,414     $7,363      $7,158
Income before minority
 interest...............         84           186           25        242         151
Net income..............         87           186           25        230         151
Balance Sheet Data:
Total assets............     $4,544        $4,411       $5,242     $5,083      $4,854
Long-term debt..........      1,806         1,558        1,967      1,515       1,357
Short-term borrowings...        169           132          162        289         185
Stockholders' equity....      1,542         1,621        1,970      2,128       2,175
Cash Flow Data:
Cash flows from
 operations.............     $  173        $  541       $  496     $  547      $  587
Cash flows from (used
 in) financing
 activities.............         52          (418)         (27)      (395)       (366)
Cash flows from (used
 in) investing
 activities.............       (222)         (136)        (446)      (166)       (206)
Earnings Per Share Data:
Basic earnings per
 share..................     $ 0.40        $ 0.86       $ 0.11     $ 1.00      $ 0.67
Diluted earnings per
 share..................     $ 0.40        $ 0.85       $ 0.11     $ 1.00      $ 0.67
Cash Dividends Per
 Share:
Class A Common Stock....     $0.080        $0.095       $0.100     $0.115      $0.160
Class B Common Stock....     $0.072        $0.086       $0.090     $0.104      $0.144

--------
1. The results for 2000 include a $24 million pretax charge for bad debt writeoff related to the January 31, 2000, bankruptcy filing of AmeriServe Food Distribution, Inc. and a $9 million pretax charge related to Tyson de Mexico losses.
2. The results for 1999 include a $77 million pretax charge for loss on sale of assets and impairment write-downs.
3. Significant business combination accounted for as a purchase: Hudson Foods, Inc. on January 9, 1998.
4. The results for 1998 include a $215 million pretax charge for asset impairment and other charges.

   Available Information. Tyson is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Tyson is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Tyson. Such reports, proxy statements and other information should be available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in "Certain Information Concerning the Company--Available Information" and the library of the NYSE, 20 Broad Street, New York, New York 10005.

   10. Certain Comparative and Pro Forma Information.

   Comparative Per Share Data. The following table sets forth, for each of the periods indicated, income per share from continuing operations and book value per share separately for Tyson and the Company on a historical basis, for Tyson on a historical pro forma combined basis and on a historical pro forma combined basis per Company equivalent share. The information in the table below should be read in conjunction with the historical financial statements of the corporations referred to in this Supplement to the Offer in the sections captioned "Selected Financial Data" of each of Tyson and the Company.

   We used an assumed exchange ratio of 2.381 in computing the historical pro forma combined and equivalent pro forma combined per share data. We calculated this exchange ratio by dividing $30.00 by $12.60 (the closing price of Tyson Class A Common Stock on the NYSE on January 2, 2001 was $11.81). See "Merger Agreement and Voting Agreement--The Merger Agreement."

   The Tyson pro forma data was derived by combining the historical consolidated financial information of Tyson and the Company using the purchase method of accounting for business combinations in accordance with U.S. generally accepted accounting principles.

   The Company's equivalent pro forma per share data shows the effect of the Merger from the perspective of an owner of Shares. The information was computed by multiplying the Tyson/Company historical pro forma information by the assumed exchange ratio of 2.381 and then multiplying the result by 49.9%, which represents the percentage of total consideration for the acquisition of the Company that will be paid in Tyson Class A Common Stock. The remaining 50.1% of the Company shares will be purchased by Tyson for cash pursuant to the Offer.

   The historical pro forma combined per share data may not be indicative of the operating results or financial position that would have occurred if the Merger had been consummated at the beginning of the periods indicated, and may not be indicative of future operating results or financial position.

   The information in the table below should be read in conjunction with the historical financial statements incorporated by reference in this Supplement to the Offer in the sections captioned "Selected Financial Data" of each of Tyson and the Company.

Tyson Historical Per Share (Year ended September 30, 2000)
  Earnings from continuing operations
    Basic earnings per share..........................................  $ 0.67
    Diluted earnings per share........................................    0.67
  Cash Dividends
    Class A...........................................................    0.160
    Class B...........................................................    0.144
  Book Value..........................................................    9.67
Company Historical Per Share (Year ended December 25, 1999)
  Earnings from continuing operations
    Basic earnings per share..........................................  $ 3.25
    Diluted earnings per share........................................    2.94
  Cash dividends......................................................    0.10
  Book Value..........................................................   17.78
Tyson/Company Historical Pro Forma Per Share (Year ended September 30,
 2000)
  Earnings from continuing operations
    Earnings per share before extraordinary loss
      Basic...........................................................  $ 0.78
      Diluted.........................................................    0.78
    Earnings per share after extraordinary loss
      Basic...........................................................    0.74
      Diluted.........................................................    0.73
  Cash dividends
    Class A...........................................................    0.085
    Class B...........................................................    0.144
  Book Value..........................................................   10.70
Equivalent Historical Pro Forma Per Share for the Company (Twelve
 Months ended September 30, 2000)
  Earnings from continuing operations
    Earnings per share before extraordinary loss
      Basic...........................................................  $ 0.93
      Diluted.........................................................    0.93
    Earnings per share after extraordinary loss
      Basic...........................................................    0.88
      Diluted.........................................................    0.87
  Cash dividends......................................................    0.101
  Book Value..........................................................   12.71

   Pro Forma Financial Information. The following Unaudited Pro Forma Combined Condensed Balance Sheet at September 30, 2000 (the "Pro Forma Balance Sheet") and the Unaudited Pro Forma Combined Condensed Statement of Income for the fiscal year ended September 30, 2000 (the "Pro Forma Income Statement" and, together with the Pro Forma Balance Sheet, the "Pro Forma Financial Statements") are presented using the purchase method of accounting to give effect to the Merger and reflect the combination of consolidated historical financial data of the Company and Tyson.

   The Pro Forma Balance Sheet is derived from the audited financial statements of Tyson contained in Tyson's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 (the "Tyson 10-K") and the audited financial statements of the Company contained in the Company's Current Report on Form 8-K dated

November 3, 2000 (the "Company 8-K") (restating the fiscal year ended December 25, 1999 for the acquisition of Corporate Brand Foods America, Inc. accounted for as a pooling of interests) and the Company's Quarterly Report on Form 10-Q for the 39 weeks ended September 23, 2000 (the "Company 10-Q") and is presented as if the Merger had occurred on September 30, 2000. The Unaudited Pro Forma Combined Condensed Income Statement for the fiscal year ended September 30, 2000 has been derived from the audited financial statements of Tyson contained in the Tyson 10-K and the financial statements of the Company contained in the Company 8-K and the Company 10-Q, and is presented as if the Merger had occurred on October 3, 1999.

   The pro forma adjustments reflected in the Pro Forma Financial Statements represent estimated values and amounts based on available information regarding the Company's assets and liabilities. The actual adjustments that will result from the Merger will be based on further evaluations and may differ substantially from the adjustments presented herein. The Pro Forma Financial Statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or operating results that would have been achieved had the Merger been consummated as of the dates indicated or of the results that may be obtained in the future.

   The Pro Forma Financial Statements should be read in conjunction with the accompanying notes and the historical financial statements of the corporations incorporated by reference or referred to in this Supplement to the Offer in the sections captioned "Selected Financial Data" of each of Tyson and the Company.

                               TYSON FOODS, INC.

                   Unaudited Pro Forma Combined Balance Sheet

                               September 30, 2000
                                 (in millions)

                               (a)          (b)           (c)       (a)+(b)+(c)
                                                             Pro Forma
                              Tyson    Sept. 23, 2000 -------------------------
                           Foods, Inc.   IBP, inc.    Adjustments    Combined
                           ----------- -------------- -----------   -----------
ASSETS
Current Assets:
  Cash and cash
   equivalents............   $   43        $   35       $(1,822)(2)   $    78
                                                          1,822 (2)
  Accounts receivable.....      520           795           --          1,315
  Inventories.............      965           722           --          1,687
  Other current assets....       48            95           --            143
                             ------        ------       -------       -------
    Total Current Assets..    1,576         1,647             0         3,223


  Net Property, Plant and
   Equipment..............    2,141         1,551           --          3,692
  Excess of Investments
   over Net Assets
   Acquired...............      937         1,047        (1,047)(1)
                                                          2,327 (1)
                                                            235 (5)     3,499
  Investments and Other
   Assets.................      200           150           --            350
                             ------        ------       -------       -------
    Total Assets..........   $4,854        $4,395       $ 1,515       $10,764
                             ======        ======       =======       =======
LIABILITIES AND
 SHAREHOLDERS' EQUITY
Current Liabilities:
  Notes payable...........   $   62        $  746       $   --        $   808
  Current portion of long-
   term debt                    123            54           --            177
  Trade accounts payable..      346           417           --            763
  Other accrued
   liabilities............      355           450           --            805
                             ------        ------       -------       -------
    Total Current
     Liabilities..........      886         1,667           --          2,553


  Long-Term Debt..........    1,357           663         1,822 (2)     3,842
  Deferred Income Taxes...      385           177           --            562
  Other Liabilities.......       51           --            --             51


Shareholders' Equity:
  Class A Common Stock....       14             5            (5)(3)
                                                             13 (4)        27
  Class B Common Stock....       10           --            --             10
  Capital in excess of par
   value..................      735           442          (442)(3)
                                                          1,568 (4)     2,303
  Retained earnings.......    1,715         1,522        (1,522)(3)     1,715
  Accumulated other
   comprehensive income...       (5)          (10)           10 (3)        (5)
                             ------        ------       -------       -------
                              2,469         1,959          (378)        4,050
  Less treasury stock.....      284            71           (71)(3)       284
  Less unamortized
   deferred compensation..       10           --            --             10
                             ------        ------       -------       -------
                              2,175         1,888          (307)        3,756
                             ------        ------       -------       -------
    Total Liabilities and
     Shareholders'
     Equity...............   $4,854        $4,395       $ 1,515       $10,764
                             ======        ======       =======       =======

                            See accompanying notes.

                               Tyson Foods, Inc.

                Unaudited Pro Forma Combined Statement of Income

                      Fiscal Year Ended September 30, 2000
                                 (in millions)

                                                                    (a)+(b)+(c)
                                                                    (except per
                                       (a)       (b)       (c)      share data)
                                                              Pro Forma
                                                       ------------------------
                                      Tyson     IBP,
                                   Foods, Inc.  Inc.   Adjustments   Combined
                                   ----------- ------- -----------  -----------
Sales............................    $7,158    $16,211    $ --        $23,369
Cost of Sales....................     6,044     15,145      --         21,189
                                     ------    -------    -----       -------
                                      1,114      1,066      --          2,180
Expenses:
  Selling, general and
   administrative................       766        574      (31)(1)
                                                             64 (1)     1,373
                                     ------    -------    -----       -------
Operating Income.................       348        492      (33)          807
Other Expenses:
  Interest.......................       115         83      146 (2)       344
  Other..........................       (1)        --       --            (1)
                                     ------    -------    -----       -------
Income Before Taxes on Income and
 Extraordinary Loss..............       234        409     (179)          464
Provision for Income Taxes.......        83        155      (52)(3)       186
Extraordinary Loss...............       --          15      --             15
                                     ------    -------    -----       -------
Net Income.......................    $  151    $   239    ($127)      $   263
                                     ======    =======    =====       =======
Weighted Average Shares
 Outstanding
  Basic..........................       225        104                    351
  Diluted........................       226        107                    353
Earnings Per Share before
 Extraordinary Loss
  Basic..........................    $ 0.67    $  2.40                $  0.78
  Diluted........................    $ 0.67    $  2.33                $  0.78
Earnings Per Share after
 Extraordinary Loss
  Basic..........................    $ 0.67    $  2.26                $  0.74
  Diluted........................    $ 0.67    $  2.19                $  0.73

                              See accompanying notes.

              Notes To Unaudited Pro Forma Combined Balance Sheet

(1) To record the remaining excess of investments over net assets acquired as follows (in millions):

Purchase consideration:
  Cash paid for 50.1% of outstanding Shares (52,910,777 Shares at $30 per share)......................................................... $ 1,587
  Tyson Class A Common Stock issued for 49.9% of the outstanding
   Shares based upon an average trading price of $12.60, which is the lower end of the range of $12.60 to $15.40 of Tyson's average trading price of Class A Common Stock set forth in the Merger
   Agreement (52,699,557 at $30)......................................   1,581
Estimated acquisition expenses........................................     235
                                                                       -------
    Total acquisition consideration................................... $ 3,403
                                                                       =======
Total acquisition costs allocated:
  Book value of the Company's net assets acquired..................... $ 1,888
  To eliminate the Company's excess of investments over net assets acquired...........................................................  (1,047)
  Remaining amount of excess of investment over net assets acquired...   2,562
                                                                       -------
    Total acquisition consideration................................... $ 3,403
                                                                       =======

(2) To reflect incremental additional debt required to finance the acquisition. The amounts reflect the additional borrowings that will be required to purchase the Shares for cash of $1,587 million plus estimated acquisition costs of $235 million. A portion of the Company's debt may be retired and replaced with new debt, however it is expected that the current maturities will approximate that presented above.

(3) To eliminate the Company's shareholders equity balances.

(4) To reflect the incremental shares of Tyson Class A Common Stock to be issued for the acquisition based upon the maximum exchange ratio in the Merger Agreement of 2.381.

(5) To record $67 million of termination fees to be paid to Donaldson, Lufkin & Jenrette, Inc. and $168 million of estimated acquisition fees.

               Notes To Unaudited Pro Forma Statement Of Income

(1) To reflect amortization of the excess of investment over net assets acquired associated with the acquisition over forty years and reverse the Company's amortization of $31 million on existing excess of investment over net assets acquired.

(2) To reflect increased interest expense resulting from the acquisition debt of $1,822 million based on an assumed interest rate of 8% representing Tyson's average interest rate for the fiscal year ended September 30, 2000 for total debt.

(3) To reflect the net tax benefit resulting from the additional interest expense at Tyson's effective tax rate of 35.5%.

(4) The following schedule conforms the Company's most recent fiscal year to Tyson's fiscal year ended September 30, 2000 (in millions):

                                                       (c)
                                      (a)      (b)   (a)-(b)    (d)   (c)+(d)
                                                                      Combined
                                     Twelve   Nine    Three    Nine    Twelve
                                     Months  Months   Months  Months   Months
                                     Ended    Ended   Ended    Ended   Ended
                                    12/25/99 9/25/99 12/25/99 9/23/00 9/30/00
                                    -------- ------- -------- ------- --------
Sales.............................. $14,635  $10,626  $4,009  $12,202 $16,211
Cost of Sales......................  13,631    9,901   3,730   11,415  15,145
                                    -------  -------  ------  ------- -------
                                      1,004      725     279      787   1,066
Expenses:
  Selling, general and
   administrative..................     446      318     128      446     574
                                    -------  -------  ------  ------- -------
Operating Income...................     558      407     151      341     492
Interest Expense...................      68       49      19       64      83
                                    -------  -------  ------  ------- -------
Income Before Taxes on Income and
 Extraordinary Loss................     490      358     132      277     409
Provision for Income Taxes.........     173      123      50      105     155
Extraordinary Loss.................       0        0       0       15      15
                                    -------  -------  ------  ------- -------
Net Income......................... $   317  $   235  $   82  $   157 $   239
                                    =======  =======  ======  ======= =======

   11. Source and Amount of Funds. We will need approximately $1.8 billion to purchase the number of Shares representing, together with Shares owned by Tyson, 50.1% of the outstanding Shares pursuant to the Offer and to pay related fees and expenses. In addition, we will need approximately $950 million to repay certain indebtedness of the Company. We will obtain such funds from Tyson's general corporate funds and also from Tyson's commercial paper program. Tyson has received proposals from various financial institutions to provide a new 364-day revolving credit facility, which, when combined with its existing revolving credit facility, would provide a back-stop for the issuance of a total of up to $3.5 billion in commercial paper. In the event Tyson were unable to issue commercial paper, the revolving credit facilities would be available to fund the payment for the Shares. As of December 30, 2000, the outstanding borrowings under the commercial paper program were approximately $234 million and the weighted average interest rate on such commercial paper was 7.79%, with maturities ranging from 3 to 30 days. At such date, outstanding borrowings under the existing revolving credit agreement (unrelated to the commercial paper program) were approximately $20 million. Following the issuance of the commercial paper, Tyson may seek to refinance all or a portion of the commercial paper borrowings through the issuance of public debt securities. However, the decision whether or not to effect such refinancing and the timing of such refinancing will depend on a number of factors, including, market conditions, interest rates and interest rate spreads and the availability of alternative financing. If we are unable to consummate the foregoing financing arrangements, we will seek alternative financing.

   12. Background of the Offer. As part of the continuous evaluation of its businesses and plans, Tyson regularly considers a variety of strategic options and transactions. In recent years, as part of this process, Tyson has evaluated various alternatives for expanding its business, including through acquisitions and including discussions with the Company from time to time.

   On October 2, 2000, the Company and Donaldson, Lufkin & Jenrette, Inc. ("DLJ") jointly announced that Rawhide Holdings Corporation, a wholly-owned subsidiary of DLJ Merchant Banking Partners III, L.P., a private equity fund affiliated with DLJ, had entered into the Rawhide Agreement, to acquire the outstanding Shares in a transaction whereby each Share would be converted into the right to receive $22.25 in cash (the "Rawhide Agreement").

   On October 27, 2000, Brandes Investment Partners, L.P., Brandes Investment Partners Inc., Brandes Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby, together the holders of 9.12% of the outstanding Shares, disclosed in a public filing with the SEC their intention to vote against the merger proposed by the Rawhide Agreement and to consider asserting their appraisal rights under Delaware law.

   On November 13, 2000, Smithfield Foods, Inc. ("Smithfield") announced in a public filing with the SEC its offer to acquire the outstanding Shares for $25 a share payable in Smithfield common stock. Also, on November 13, 2000, the Special Committee announced that it would begin discussions with Smithfield. Thereafter, on November 16, 2000, the Company and Smithfield announced that they entered into a confidentiality agreement.

   On November 21, 2000, John Tyson, Chairman, President and Chief Executive Officer of Tyson, contacted Richard Bond, President of the Company, and inquired as to whether there might be any interest in discussing a combination of the Company and Tyson. As a follow-up to this conversation, John Tyson and other senior Tyson executives initiated a meeting with Robert Peterson, Chairman and Chief Executive Officer of the Company, and Mr. Bond on November 24, 2000. During the subsequent week, Mr. Tyson initiated other conversations with both Mr. Peterson and Mr. Bond.

   On December 4, 2000, Tyson sent the following letter to the Special
Committee:

Special Committee of the Board of Directors of IBP, inc.
800 Stevens Port Drive
Dakota Dunes, South Dakota 57049
Attn: Ms. Jo Ann R. Smith, Chairperson

Tyson Foods, Inc. proposes the following transaction with IBP:

     Tyson will acquire all outstanding common stock of IBP in a two-step merger pursuant to a definitive agreement in which IBP stockholders receive cash and Tyson Class A Common Stock valued at $26.00 for each share of IBP common stock. To effect the transaction, Tyson will first commence a cash tender offer for 50.1% of outstanding IBP common stock. After conclusion of the tender offer, Tyson will effect a merger in which each remaining share of IBP common stock will be converted into $26.00 of Tyson Class A Common Stock, subject to a maximum exchange ratio of 2.063 Tyson shares and a minimum exchange ratio of 1.688 Tyson shares per IBP share.

Our proposal provides a 42% premium over the closing price of IBP on September 29, 2000, the last trading day prior to announcement of the Rawhide transaction.

Our transaction is clearly superior to the Smithfield and Rawhide offers for the following reasons:

  .  We provide higher absolute value for each IBP share.

  . IBP stockholders will receive one-half of total consideration promptly in cash under the tender offer. Our proposal is not subject to any financing condition. The Smithfield proposal contains no cash consideration and will take significantly longer to complete. The Rawhide proposal offers no equity participation and requires financing.

  . Our equity component is compelling. The transaction is instantly accretive to Tyson, before synergies, and offers even stronger cash-flow characteristics. In addition, the combined company will be better positioned in the highly competitive food industry.

  . Our proposal avoids significant regulatory risk. As observed in your letter to Smithfield, their proposal will cause strict regulatory scrutiny and likely require significant asset divestiture. Numerous regulators, politicians and farm advocacy groups have already expressed opposition to the Smithfield combination. The resulting uncertainty and expected delay is detrimental to both IBP and the ultimate value to be received by your stockholders.

  . Finally, the resulting company will be the world's leading supplier of chicken, beef and pork. We offer complementary products, operations and philosophies, and look forward to working with Bob Peterson and Dick Bond. We will combine these companies only in ways that create strength and do not anticipate any significant reduction in employment levels.

Our transaction is intended to qualify as a tax-free reorganization under
Section 368(a) of the Internal Revenue Code such that the stock portion of consideration would be tax-free to IBP stockholders.

We expect IBP employee stock options will be converted into Tyson's stock options on a basis consistent with the overall valuation received by IBP stockholders in the second-step merger portion of the transaction.

This proposal is subject to completion of a quick, confirmatory due diligence review and negotiation of a definitive merger agreement. Tyson is prepared to enter into a confidentiality agreement on terms no less favorable than that offered Smithfield. We attach a signed confidentiality agreement substantially identical to Smithfield's agreement for your review and execution.

Time is of the essence. We ask to commence due diligence as soon as possible and are prepared to begin tomorrow, December 5th. We are also prepared to immediately negotiate a definitive merger agreement, which we anticipate will contain customary terms and conditions for transactions of this kind.

Because this proposal is important to our respective stockholders we are releasing this letter publicly.

I know we can, with your cooperation, close quickly and focus management on creating value. I strongly believe this transaction will benefit all our stockholders. Please call me or our advisors, Merrill Lynch, with any questions.

Sincerely,

John Tyson
Chairman, President and Chief Executive Officer
Tyson Foods, Inc.

   On December 4, the Special Committee sent John Tyson the following letter:

                                          December 4, 2000

Mr. John Tyson
Chairman, President and Chief Executive Officer
Tyson Foods, Inc.
2210 West Oaklawn Drive
Springdale, Arkansas 72762-6999

Dear Mr. Tyson:

   The Special Committee of the Board of Directors of IBP, inc., was pleased to receive your letter dated December 4, 2000 in which you propose a merger in which IBP stockholders would receive $26 per share, payable as to 50.1% of the outstanding IBP shares in cash and payable as to 49.9% of the outstanding IBP shares in Tyson Class A Common Stock, subject to the terms and conditions set forth therein.

   The Committee has determined that your proposal meets the applicable threshold under IBP's merger agreement with Rawhide Holdings Corporation and is therefore prepared to enter into discussions with you regarding your proposal.

   The Committee has reviewed your proposed form of confidentiality agreement and has authorized me to execute it on behalf of the Company. An executed copy is enclosed. You indicated in your letter that you are interested in performing a quick, confirmatory due diligence review and we will try to accommodate you on that score. In that regard, we will make documents available for legal due diligence beginning tomorrow at our counsel's offices.

   A key point of concern with respect to your proposal is the "collar" on the exchange ratio. We note that this morning, subsequent to the announcement, your stock traded below the lower end of your proposed collar. We are very interested in discussing with you ways to protect the value for IBP stockholders, such as a broader collar or a higher starting price.

   We also look forward to sitting down with your representatives to discuss the regulatory and political implication of your proposal, and we are very interested in hearing your strategy for addressing any issues that may arise in that regard.

   I note, as I'm sure you are aware, that the Committee's objectives, as well as its obligation, is to act to achieve the highest price reasonably available to stockholders.

   We look forward to working with you to assure the most favorable possible transaction from the standpoint of IBP stockholders.

                                          Very truly yours,

                                          Jo Ann R. Smith

   On December 4, 2000, the Company and Tyson entered into a confidentiality agreement (the "Confidentiality Agreement"), a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO filed by Tyson and the Purchaser (the "Schedule TO"), pursuant to which Tyson agreed to keep confidential certain information it and its advisors may receive from the Company and its advisors in connection with Tyson's evaluation of a potential transaction. Under the Confidentiality Agreement, Tyson is prohibited prior to March 31, 2001 from making any proposals to acquire less than all of the outstanding Shares, and from acquiring additional Shares in the open market if such acquisition would result in Tyson beneficially owning more than 9.9% of the outstanding Shares, except in each case under certain circumstances.

   On December 5 and 6, 2000, representatives of Tyson, and its legal and financial advisors, visited the offices of counsel to the Special Committee to conduct preliminary due diligence. On December 8, representatives of Tyson met with the Company's management to conduct further due diligence and to discuss issues in connection with a possible acquisition of the Company.

   On December 11, 2000, John Tyson spoke with JoAnn R. Smith informing her that Tyson would be initiating the Offer. On December 11, 2000 Tyson announced its intention to commence the Offer. Tyson also delivered a form of merger agreement to the Company, a copy of which was filed as an exhibit to the Schedule TO.

   On December 18, 2000, Tyson and the Company entered into a confidentiality agreement substantially similar to the Confidentiality Agreement providing for Tyson to provide due diligence information to IBP. During this period, representatives of Tyson and the Company continued to conduct due diligence with respect to the business and operations of the other.

   On December 21, 2000, Tyson received a letter from J.P. Morgan Securities Inc. ("JP Morgan") on behalf of the Special Committee inviting Tyson to submit a "best and final offer" between 4:00 p.m. and 5:00 p.m. on Friday, December 29, 2000.

   On December 27, 2000, Mr. John Tyson and other representatives of Tyson addressed the Special Committee and its advisors by telephone with respect to the business and operations of Tyson.

   On December 28, 2000, Tyson delivered the letter below to the Special Committee outlining the terms of its revised proposal and issued a press release disclosing those terms. Tyson also delivered to counsel to the Special Committee an executed merger agreement incorporating the terms of the revised proposal and addressing other comments made by counsel to the Special Committee, a copy of which is filed as an exhibit to the Schedule TO.

                                          December 28, 2000

Special Committee of the Board of Directors of IBP, inc.
IBP, inc.
800 Stevens Port Drive
Dakota Dunes, SD 57049

                      Re: Tyson Foods, Inc. and IBP, inc.

Ladies and Gentlemen:

   We have received the letter of JP Morgan dated December 21, 2000, inviting Tyson Foods, Inc. to submit a proposal with respect to the acquisition of IBP, inc. Thank you for your invitation. I am confident that this proposal will result in an agreement to bring Tyson and IBP together to form a unique company.

   In response to the Special Committee's request, Tyson is increasing its offer to acquire IBP to $27.00 per share. This is clearly the best offer for IBP stockholders and represents a premium of 8% over Smithfield's $25.00 nominal offer, and a much higher premium to any Smithfield offer after applying a realistic discount of at least 10% for regulatory uncertainty and significant timing delays. We will increase our tender offer to $27.00 in cash per share for up to 50.1% of the outstanding IBP common stock and will acquire the remaining IBP common stock for $27.00 of Tyson Class A common stock, subject to our "collar". IBP stockholders will receive $27.00 of Tyson Class A common stock so long as the average closing price per share of Tyson Class A common stock, for a period of fifteen trading days, is no less than $12.60 and no more than $15.40 per share. Our bid will remain open until the close of business on Thursday, January 4, 2001, five business days before the expiration date of our cash tender offer.

   We are also improving the other terms of our proposal. We are delivering to your lawyers a copy of the merger agreement executed by Tyson. In this agreement we have addressed your lawyers' comments and have added features that demonstrate our commitment to getting a transaction completed with certainty and speed. Here are the most significant points:

  . We will not require a break-up fee. We will only require that IBP pay us $7.5 million to cover our expenses and repay the Rawhide advance if the merger agreement is terminated under circumstances which would have previously entitled us to a break-up fee.

  . As you requested, we will take all actions necessary to gain regulatory approval for a Tyson/IBP combination. We will assume all the risk of anti-trust authorities prohibiting or imposing significant conditions on a Tyson/IBP combination. To support that commitment, we will agree to pay a break-up fee of $70 million to IBP if Tyson does not complete the acquisition because of constraints imposed by the anti-trust authorities.

  . To deliver the stock consideration of our proposed transaction as quickly as possible, we will commence an exchange offer for all shares not purchased in the cash tender offer. We will commence our exchange offer promptly after you sign a merger agreement. This will deliver the back-end portion of the consideration to your stockholders at least two to three months earlier than if they had to wait for us to complete a merger.

  . We will agree to your request to advance the Rawhide break-up fee on terms substantially similar to those suggested by your lawyers.

   We note that the Department of Justice has made a second request with respect to our HSR filing. However, we had active discussions with the DOJ with respect to certain limited matters prior to the holiday season. We expect to be able to answer quickly the DOJ's concerns and be cleared of all HSR issues without undue delay.

   We appreciate the Special Committee's efforts to bring this process to a speedy and final conclusion. However, submitting blind bids after the market closes on New Year's weekend changes the rules in the middle of the process. The bidding for IBP began in public when Smithfield announced its proposal. We also responded publicly and will be making our new proposal public. We believe it is inappropriate to now move the bidding behind closed doors without the opportunity for the marketplace to react to the various bids. A closed process has already once produced an anemic offer that, in hindsight, could have been higher and was sharply criticized by your stockholders and the marketplace. That contract cost IBP stockholders a substantial break-up fee. You should not want to repeat such a process.

   A public process will only benefit IBP's stockholders and the Special Committee in their effort to evaluate competing bids. You will recall that Smithfield's stock price declined significantly after announcing its original proposal in November and continued to trade below the collar as long as the market saw Smithfield as the only bidder. If Smithfield were to increase its nominal bid, we believe that the market would then again dramatically revalue Smithfield's stock to reflect a reduced value based on the issuance of additional shares, resulting in a dramatic adjustment in the actual value of Smithfield's bid. Accordingly, any bid submitted by Smithfield should be either discounted substantially or announced publicly along with its material terms. A public process provides marketplace feedback necessary for proper evaluation by the Special Committee.

   Although we are choosing not to participate in the blind bidding process, we remain the bidder with the best terms and in the best position to close quickly. We are confident that the market will agree with this view. We are intent on acquiring IBP in a transaction that is mutually beneficial to your shareholders and ours, but will now only consider future bids against a known offer, one in which all of the merger terms are fully described. If, however, you choose to exclude Tyson by committing to a transaction with Smithfield behind closed doors and without the benefit of marketplace feedback, we will have no choice but to take our proposal directly to IBP's stockholders and let them decide between Tyson and Smithfield. We would be forced to challenge any arrangement you agree to with Smithfield which includes a break-up fee.

   Upon reflection, we believe you will see that our proposal and the manner in which it is presented will deliver superior value to IBP stockholders. Our challenge to you is to act for the benefit of all stockholders and not acquiesce in granting any break-up fees which deprive stockholders of significant value. If Smithfield is not prepared to participate in the spotlight of publicity, you should sign an agreement with us because our offer is clearly superior. We are not asking for a break-up fee and Smithfield can publicly bid later if it so chooses.

   I look forward to hearing from you and to moving forward on bringing our two great companies together.

                                          Very truly yours,

                                          John H. Tyson
                                          Chairman, President and
                                          Chief Executive Officer

   During the course of Saturday, December 30, 2000, representatives of Tyson and the Special Committee negotiated the terms of Tyson's proposal. On December 30, 2000, Tyson increased the per share price offered in the Offer, the Exchange Offer and the Merger to $28.50. On Sunday, December 31, 2000, representatives of Tyson and the Company continued negotiations and the Special Committee asked Tyson to increase its offer. On January 1, 2001, Tyson increased the per share price offered in the Offer, the Exchange Offer and the Merger to $30.00 per share and Tyson, the Purchaser and the Company executed the Merger Agreement.

   13. Purpose and Structure of the Offer; Plans for the Company; Dissenters' Rights.

   Purpose of the Offer. The purpose of the Offer is to acquire control of the Company through the acquisition of a number of Shares which, together with Shares owned by Tyson, represent 50.1% of the outstanding Shares. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of the Company. The purpose of the Exchange Offer is to give the Company's stockholders the opportunity to receive their Tyson Class A Common Stock more quickly than if they were to receive it in the Merger. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer and the Exchange Offer. If the Offer is successful, we intend to purchase the Shares tendered in the Exchange Offer as soon as permitted by law (but no sooner than 5 business days after payment for Shares in the Offer and delivery of unpurchased Shares to the exchange agent for the Exchange Offer) and consummate the Merger as promptly as practicable after completion of the Exchange Offer. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Tyson.

   If the Purchaser owns 90% or more of the outstanding Shares after completing the Offer and the Exchange Offer, Tyson will cause the Company to be merged into the Purchaser and the approval of the Company's stockholders will not be required to complete the Merger. If the Purchaser does not own at least 90% of the outstanding Shares after completing the Offer and the Exchange Offer, the Company Board will be required to submit the Merger Agreement to the Company's stockholders for approval at a stockholders' meeting convened for that purpose in accordance with Delaware Law. The Merger Agreement must be approved by a majority vote of the outstanding Shares.

   If the Minimum Condition is satisfied, we will, upon consummation of the Offer, have sufficient voting power to ensure approval of the Merger at the stockholders' meeting without the affirmative vote of any other stockholder.

   Plans for the Company. The acquisition of the Company will allow Tyson to expand its business to include the processing and marketing of beef and pork products. Tyson plans to use its expertise to accelerate the Company's program to develop value-added convenience foods and case ready retail products in beef and pork.

   Except as otherwise provided herein, it is currently expected that, following the Merger, the business and operations of the Company will be continued substantially as they are currently being conducted. We will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer, the Exchange Offer and the Merger and will take such actions as we deem appropriate under the circumstances. Except as described above or elsewhere in this Supplement to the Offer, we have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company Board or management, any material change in the Company's capitalization or dividend policy or any other material change in the Company's corporate structure or business.

   Appraisal Rights. Appraisal rights are not available in the Offer. Appraisal rights will not be available to holders of the Shares in connection with the Merger if both of the following are true:

  . if at the date fixed to determine the stockholders entitled to notice of and to vote on the Merger, the Common Stock is registered on a national securities exchange or traded on Nasdaq, and

  . if the shares of Tyson Class A Common Stock at the Effective Time will be either listed on a national securities exchange or traded on Nasdaq.

As of the date of this Supplement to the Offer, the Shares and the Tyson Class A Common Stock are each listed on the NYSE.

   14. The Merger Agreement and the Voting Agreement.

   The following is a summary of the material provisions of the Merger Agreement and the Voting Agreement, copies of which are filed as exhibits to the amended Schedule TO (the "Form TO/A") filed by Tyson and Purchaser. This summary is qualified in its entirety by reference to the complete text of the Merger Agreement and the Voting Agreement.

The Merger Agreement

   The Merger Agreement requires Tyson to amend the Offer (the "Amended Offer") and file the Form TO/A which includes this Supplement to the Offer. Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Amended Offer is subject to the satisfaction or waiver of the Minimum Condition and certain other conditions that are described below. Subject to the provisions of the Merger Agreement, Purchaser may waive, in whole or in part at any time or from time to time prior to the Expiration Date, any condition to the Amended Offer; provided that without the prior written consent of the Company, we cannot make any change that changes the form of consideration to be paid in the Amended Offer or the Merger, decreases the price per Share, increases the Minimum Condition or the Maximum Amount (as defined in the Merger Agreement), imposes additional conditions to the Amended Offer or amends any term or any condition to the Amended Offer in a manner materially adverse to the holders of the Shares. See "The Offer--Certain Conditions to the Offer".

   Under the Merger Agreement, Purchaser will have the right, without the consent of the Company, to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC applicable to the Amended Offer or any period required by applicable law. Unless the Merger Agreement has been terminated, Purchaser shall extend the Amended Offer from time to time in the event that, at a then-scheduled expiration date, all of the conditions to the Amended Offer have not been satisfied or waived as permitted pursuant to the Merger Agreement, each such extension not to exceed (unless otherwise consented to in writing by the Company) the lesser of 10 additional business days or such fewer number of days that Purchaser reasonably believes are necessary to cause the conditions to the Amended Offer to be satisfied. Except as provided in the Merger Agreement, Purchaser shall not terminate the Amended Offer without purchasing Shares pursuant to the Amended Offer.

   As promptly as practicable after the date of the Merger Agreement, Tyson shall cause Purchaser to, and Purchaser shall, commence an Exchange Offer pursuant to which Purchaser shall offer to issue, in exchange for each then issued and outstanding Share, other than Shares then owned by Tyson or Purchaser, a number of duly authorized, validly issued, fully paid and non-assessable shares of Tyson Class A Common Stock equal to (a) if the market price per share of Tyson Class A Common Stock is equal to or greater than $15.40, 1.948, (b) if the market price per share of Tyson Class A Common Stock is less than $15.40 and greater than $12.60, the result of $30.00 divided by the market price per share of Tyson Class A Common Stock, or (c) if the market price per share of Tyson Class A Common Stock is equal to or less than $12.60,
2.381. The "market price" per share of Tyson Class A Common Stock is the average of the closing price per share of Tyson Class A Common Stock on the NYSE at the end of the regular session as reported on the Consolidated Tape, Network A for the fifteen consecutive trading days ending on the second trading day immediately preceding the expiration date of the Exchange Offer. The obligation of Purchaser to consummate the Exchange Offer and to issue shares of Tyson Class A Common Stock in exchange for Shares tendered pursuant to the Exchange Offer shall be subject only to Purchaser having accepted for payment, and paid for, Shares tendered pursuant to the Offer and certain other conditions.

Recommendation

   At a meeting of directors of the Company, upon the unanimous recommendation of the Special Committee, the Company Board unanimously (i) determined that each of the Merger Agreement, the Amended Offer, the Exchange Offer and the Merger is fair to, and in the best interest of, the holders of Shares, (ii) approved the Merger Agreement and the transactions contemplated thereby, including each of the Amended Offer, the Exchange Offer and the Merger and
(iii) resolved to recommend that the stockholders of the Company accept the Amended Offer and the Exchange Offer, tender their Shares in the Offer and the Exchange Offer and that, following consummation of the Amended Offer and the Exchange Offer, the stockholders of the Company adopt the Merger Agreement and vote in favor of the Merger.

The Merger

   As soon as practicable after the purchase of the Shares pursuant to the Amended Offer, the Exchange Offer, the approval of the Merger Agreement by the Company's stockholders, if required, and the satisfaction or waiver of the other conditions to the Merger, the Company will be merged with and into Purchaser, and Purchaser will be the surviving corporation (the "Surviving Corporation").

   Each Share outstanding at the Effective Time (other than Shares owned by Tyson or any of its subsidiaries, including Purchaser, or by the Company as treasury stock, all of which will be cancelled), will be converted into the right to receive that number of shares of Tyson Class A Common Stock equal to,
(a) if the market price per share of Tyson Class A Common Stock is equal to or greater than $15.40, 1.948, (b) if the market price per share of Tyson Class A Common Stock is less than $15.40 and greater than $12.60, the result of $30.00 divided by the market price per share of Tyson Class A Common Stock, and (c) if the market price per share of Tyson Class A Common Stock is equal to or less than $12.60, equal to 2.381. The "market price" per share of Tyson Class A Common Stock is the average of the closing price per share of Tyson Class A Common Stock on the NYSE at the end of the regular session as reported on the Consolidated Tape, Network A for the fifteen consecutive trading days ending on the fifth trading day immediately preceding the Effective Time.

   In the event that at February 28, 2001, the Minimum Condition has not been satisfied, Purchaser will terminate the Amended Offer and the Exchange Offer and Tyson, Purchaser and the Company will complete the Merger for consideration including both cash and Tyson Class A Common Stock (the "Cash Election Merger"). In the Cash Election Merger, each holder of Shares will have the right to elect to receive either $30.00 cash ("Cash Consideration") for each Share or a number of shares of Tyson Class A Common Stock ("Stock Consideration") equal to, (a) if the market price per share of Tyson Class A Common Stock is equal to or greater than $15.40, 1.948, (b) if the market price per share of Tyson Class A Common Stock is less than $15.40 and greater than $12.60, the result of $30.00 divided by the market price per share of Tyson Class A Common Stock, or (c) if the market price per share of Tyson Class A Common Stock is equal to or less than $12.60, 2.381. The "market price" per share of Tyson Class A Common Stock is the average of the closing price per share of Tyson Class A Common Stock on the NYSE at the end of the regular session as reported on the Consolidated Tape, Network A for the fifteen consecutive trading days ending on the fifth trading day immediately preceding the effective time of the Cash Election Merger. The maximum number of Shares for which Cash Consideration will be paid will be limited to a number of the outstanding Shares which, together with Shares owned by Tyson and any Shares the holders of which elect to pursue appraisal rights under Delaware Law, equals 50.1% of the outstanding Shares. If the number of Shares the holders of which elect Cash Consideration, together with Shares owned by Tyson and any Shares the holders of which elect to pursue appraisal rights under Delaware Law, exceeds 50.1% of the outstanding Shares, such holders will receive cash for a pro rata portion of their Shares and the remaining Shares will receive Stock Consideration. The maximum number of Shares for which Stock Consideration will be paid will be limited to 49.9% of the outstanding Shares. If the number of Shares the holders of which elect Stock Consideration exceeds 49.9% of the outstanding Shares, such holders will receive Tyson Class A Common Stock for a pro rata portion of their Shares and the remaining Shares will receive Cash Consideration.

Employee Stock Options

   At or immediately prior to the Effective Time, (1) each employee stock option or director stock option to purchase outstanding Shares under any stock option plan of the Company, whether or not vested or exercisable (each, a "Company Option") will, by virtue of the Merger and without any further action on the part of any holder thereof, be assumed by Tyson and deemed to constitute an option (each, a "Tyson Option") to acquire, on the same terms and conditions as were applicable under such Company Option, the same number of shares of Tyson Class A Common Stock as the holder of such Company Option would have been entitled to receive had such holder exercised such Company Option in full immediately prior to the Effective Time (rounded to the nearest whole number), at a price per share (rounded down to the nearest whole cent) equal to (x) the aggregate exercise price for the Shares otherwise purchasable pursuant to such Company Option divided by (y) the number of whole shares of Tyson Class A Common Stock purchasable pursuant to the Tyson Option in accordance with the foregoing and (2) Tyson shall assume the obligations of the Company under the stock option plans of the Company, each of which will continue in effect after the Effective Time, and all references to the Company in such plans, and any option granted thereunder, will be deemed to refer to Tyson, where appropriate. The other terms of each such Company Option, and the plans under which they were issued, will continue to apply in accordance with their terms.

   Under the Merger Agreement, prior to the Effective Time, the Company will use its best reasonable efforts to (i) obtain any consents from holders of Company Options and (ii) make any amendments to the terms of such stock option plans of the Company that, in the case of either clauses (i) or (ii), are necessary or appropriate to give effect to the above transactions; provided, however, that lack of consent of any holder of a Company Option will in no way affect the obligations of the parties to consummate the Merger.

   In the Merger Agreement, Tyson will agree to take, at or prior to the Effective Time, all corporate action necessary to reserve for issuance a sufficient number of shares of Tyson Class A Common Stock for delivery upon exercise of the Tyson Options. The Merger Agreement provides that Tyson will agree to file a registration statement on Form S-8, with respect to the shares of Tyson Class A Common Stock subject to such Tyson Options and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Tyson Options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, Tyson shall administer the Company stock option plans in a manner consistent with the exemptions provided by Rule 16(b)(3) promulgated under the Exchange Act.

Representations and Warranties

   Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Tyson, including representations relating to its organization and governmental qualification and subsidiaries; its articles of incorporation and bylaws; capitalization; corporate authorizations; absence of conflicts; required filings and consents; compliance with laws; SEC filings; financial statements; absence of certain changes or events (including any material adverse effect on the financial condition, business, assets or results of operations of the Company); absence of undisclosed liabilities; litigation; employee benefit plans; tax matters; labor matters; intellectual property; environmental matters; insurance and other matters.

   Certain of the Company's representations and warranties are qualified as to "materiality" or "Material Adverse Effect." When used in connection with the Company or any of its subsidiaries, the term "Material Adverse Effect" means any effect that would be materially adverse to the financial condition, business, assets, liabilities or results of operations of the Company and its subsidiaries taken as a whole.

   In the Merger Agreement, Tyson has made customary representations and warranties to the Company, including representations relating to its corporate organization and subsidiaries; authority relative to the Merger Agreement; absence of conflicts; capitalization; SEC filings; financial statements; compliance with laws; absence of certain changes or events (including any material adverse effect on the financial condition, business, assets or results of operations of the Company); absence of material liabilities; adequate funding; ownership of Company stock; finders fees and other matters.

   Certain of Tyson's representations and warranties are qualified as to "materiality" or "Parent Material Adverse Effect." When used in connection with the Company or any of its subsidiaries, the term "Parent Material Adverse Effect" means any effect that would be materially adverse to the financial condition, business, assets, liabilities or results of operations of Tyson and its subsidiaries taken as a whole.

Covenants of the Company

   Pursuant to the Merger Agreement, the Company has agreed to comply with various covenants.

   Conduct of the Company. Prior to the date that Tyson's designees constitute a majority of the Company's Board of Directors, except as expressly permitted by the Merger Agreement, the Company and its subsidiaries will conduct business in the ordinary course consistent with past practices, and the Company will not and will not permit its subsidiaries to, among other things:

     (a) amend its organizational documents;

     (b) make any acquisitions for an amount in excess of $5 million in the aggregate, or sell, lease or otherwise dispose of a subsidiary, assets or securities for an amount in excess of $20 million in the aggregate;

     (c) make any investment in an amount in excess of $20 million in the aggregate or purchase any property or assets of any other individual or entity for an amount in excess of $20 million in the aggregate;

     (d) waive, release, grant, or transfer any rights of material value other than in the ordinary course of business consistent with past practice;

     (e) modify any existing material license, lease, contract, or other document other than in the ordinary course of business consistent with past practice;

     (f) incur, assume or prepay an amount of long-term or short-term debt in excess of $150 million in the aggregate;

     (g) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person which, are in excess of $5 million in the aggregate;

     (h) make any loans, advances or capital contributions to, or investments in, any other person which are in excess of $20 million in the aggregate;

     (i) make any new capital expenditures which, individually or in the aggregate, would exceed $200 million in the first six months of the 2001 calendar year;

     (j) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution in respect of its capital stock except regular quarterly dividends, or, redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of its subsidiaries;

     (k) adopt or amend any material bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or employee benefit plan, or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement;

     (l) pay, discharge or satisfy any material claims, liabilities or obligations;

     (m) approve any new labor agreements;

     (n) take any action other than in the ordinary course of business and consistent with past practices with respect to accounting policies or procedures; or

     (o) knowingly take or agree or commit to take any action that would make any representation and warranty of the Company under the Merger Agreement inaccurate in any material respect at, or as of any time prior to, the Effective Time.

   Company Stockholder Meeting. The Company will cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable after consummation of the Amended Offer and Exchange Offer for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger, if such meeting is required. The Company Board will recommend approval and adoption of the Agreement and the Merger by the Company's stockholders and the Company Board shall not withdraw such recommendation.

   Access to Information. From the date of the Merger Agreement until the Effective Time, the Company will (a) give Tyson and its counsel, financial advisors, auditors and other authorized representatives (collectively, the "Representatives") reasonable access during normal business hours to the offices, properties, books and records of the Company and its subsidiaries,
(b) provide the Representatives reasonable access to and the right to consult with representatives of the Company handling any labor negotiations with any union representing employees of the Company, (c) furnish to Tyson and the Representatives such financial and operating data and other information as such persons may reasonably request in order to complete the transactions contemplated hereby and (d) instruct the Company's employees, counsel and financial advisors to cooperate with Tyson in its investigation of the business of the Company and its subsidiaries; provided that (i) any information provided to Tyson or the Representatives will be subject to the confidentiality agreements dated December 4, 2000 and December 18, 2000 between it and Tyson and (ii) Tyson shall inform the Representatives receiving such information of the terms of such confidentiality agreements and shall be responsible for any breach by such Representatives of such confidentiality agreements.

   Other Offers. Neither the Company nor any of its subsidiaries will, or will authorize or permit any of their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors to, directly or indirectly, (x) solicit, initiate or take any action to facilitate or encourage the submission of inquiries, proposals or offers from any person or group (other than Tyson and Purchaser) relating to any Acquisition Proposal (defined below), or agree to or endorse any Acquisition Proposal, (y) enter into or participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person or group any information with respect to its business, properties or assets in connection with any Acquisition Proposal or (z) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries. "Acquisition Proposal" means any offer or proposal for a merger, reorganization, consolidation, share exchange, business combination or other similar transaction involving the Company or any of its subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 50% of the voting power of the Company, or a substantial portion of the assets of the Company and its subsidiaries taken as a whole, other than the Amended Offer and the Merger contemplated by the Merger Agreement.

   Notwithstanding the foregoing, the Company Board may, prior to the acceptance for payment of Shares pursuant to the Amended Offer, (i) furnish information pursuant to a confidentiality letter deemed appropriate by the Special Committee concerning the Company and its businesses, properties or assets to a person or group who in the judgment of the Special Committee has made a bona fide Acquisition Proposal, (ii) engage in discussions or negotiations with such a person or group who in the judgment of the Special Committee has made a bona fide Acquisition Proposal, (iii) following receipt of a bona fide Acquisition Proposal, take and disclose to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or otherwise make disclosure to its stockholders, (iv) following receipt of an Acquisition Proposal, fail to make or withdraw or modify its recommendation that all stockholders of the Company who wish to receive cash for their Shares tender their Shares in the Amended Offer and approve the Merger and/or (v) taking any non-appealable, final action ordered to be taken by the Company by any court of competent jurisdiction but, in each case referred to in the foregoing

(i), (ii) and (iv), only if (i) the Company has complied with the terms of this "No Solicitation Covenant", (ii) the Company has received an unsolicited Acquisition Proposal which the Special Committee determines in good faith is reasonably likely to result in a Superior Proposal, and (iii) the Company shall have delivered to Tyson a prior written notice advising Tyson that it intends to take such action. "Superior Proposal" means any bona fide written Acquisition Proposal which (i) the Special Committee determines in good faith (after consultation with a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal) is (a) more favorable to the Company and its stockholders from a financial point of view than the transaction contemplated under the Merger Agreement, and (b) reasonably capable of being completed, including a conclusion that its financing, to the extent required, is then committed or is in the good-faith judgment of the Company Board, reasonably capable of being financed by the person making such Acquisition Proposal.

   Notices of Certain Events. The Company will promptly notify Tyson of (a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement, (b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by the Merger Agreement; (c) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened against, relating to or involving or otherwise affecting the Company or any subsidiary of the Company which, if pending on the date of the Merger Agreement, would have been required to be disclosed or which relate to the consummation of the transactions contemplated by the Merger Agreement.

   Tax Matters. The Merger Agreement requires that, except as permitted in the Merger Agreement, as required by law or as would not have a material adverse effect and without the prior written consent of Tyson, such consent not to be unreasonably withheld, neither the Company nor any of its subsidiaries will make or change any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended tax returns or claims for tax refunds, enter into any closing agreement, surrender any tax claim, audit or assessment, surrender any right to claim a tax refund, offset or other reduction in tax liability surrendered, consent to any extension or waiver of the limitations period applicable to any tax claim or assessment or take or omit to take any other action, if any such election, action or omission would have the effect of increasing the tax liability or reducing any tax asset of the Company or any of its subsidiaries.

   The Company and each of its subsidiaries will establish or cause to be established in accordance with GAAP on or before the Effective Time an adequate accrual for all taxes due with respect to any tax period prior to the Effective Time or for any period beginning before, and ending after, the Effective Time.

   The Company shall use its reasonable best efforts to cause Wachtell, Lipton, Rosen & Katz to provide an opinion, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Offer, the Exchange Offer and the Merger, taken together, will be treated for federal income tax purposes as a Reorganization under Section 368(a) of the Code and that each of Tyson, Purchaser and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code. The Company shall use its reasonable best efforts to provide to Wachtell, Lipton, Rosen & Katz and Milbank, Tweed, Hadley & McCloy LLP a certificate containing representations reasonably requested by such counsel in connection with the opinions to be delivered pursuant to the Merger Agreement.

   Affiliates. The Merger Agreement requires that, at least 30 days prior to the effective time of the Merger, the Company shall use its reasonable best efforts to (a) deliver to Tyson a letter identifying all known persons who may be deemed affiliates of the Company for the purposes of Rule 145 of the Securities Act of 1933, as amended (the "Securities Act") and (b) obtain a written agreement in an agreed upon form from each person who may be so deemed, as soon as practicable and, in any event, prior to the effective time of the Merger.

   Confidentiality. The Company has agreed that the confidentiality agreements dated December 4, 2000 and December 18, 2000 between it and Tyson shall continue in full force and effect prior to the Effective Time and after any termination of the Merger Agreement.

Covenants of Tyson

   Pursuant to the Merger Agreement, Tyson has agreed to comply with various covenants.

   Tyson Stockholder Meeting. Tyson will cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable for the purpose of voting on the issuance of Tyson Class A Common Stock in the Exchange Offer, the Merger and pursuant to Tyson Options after the Merger. The board of directors of Tyson shall recommend approval of the issuance of Tyson Class A Common Stock in the Exchange Offer and the Merger pursuant to the Merger Agreement and shall not withdraw such recommendation.

   Confidentiality. Tyson has agreed that the confidentiality agreements dated December 4, 2000 and December 18, 2000 between it and the Company shall continue in full force and effect prior to the Effective Time and after any termination of the Merger Agreement.

   Voting of Shares. Each of Tyson and Purchaser has agreed to vote all Shares beneficially owned by it or any of its subsidiaries in favor of adoption of the Merger Agreement at the Company stockholder meeting, and at any adjournment.

   Director and Officer Liability. For six years after the Effective Time, Tyson will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Company's articles of incorporation and bylaws in effect on the date of the Merger Agreement; subject to any limitation imposed from time to time under applicable law. In addition, for six years after the Effective Time, Tyson will cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such officer and director currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement, provided that if the aggregate annual premiums for such insurance at any time during such period shall exceed 200% of the per annum rate of premium paid by the Company in its last full fiscal year for such insurance, then Tyson shall cause the Surviving Corporation to provide only such coverage as shall then be available at an annual premium equal to 200% of such rate.

   Employee Matters. Tyson has agreed that, subject to applicable law, the Surviving Corporation and its subsidiaries will provide benefits to their employees which will, in the aggregate, be comparable to those currently provided by Tyson and its subsidiaries to their employees; provided, however, that this provision will not apply to any employees represented for purposes of collective bargaining.

   Obligations of Purchaser. Tyson will take all action necessary to cause Purchaser to perform its obligations under the Merger Agreement and to consummate the Merger on the terms and conditions set forth in the Merger Agreement.

   Stock Exchange Listing. Tyson has agreed to use its reasonable best efforts to cause the shares of Tyson Class A Common Stock to be issued in connection with the Exchange Offer and the Merger to be listed on the NYSE, subject to official notice of issuance.

   Acquisitions of Shares. Tyson and Purchaser have agreed not to acquire any Shares prior to the Effective Time or the termination of the Merger Agreement, other than Shares purchased pursuant to the Amended Offer or the Exchange Offer.

   Notices of Certain Events. Tyson will promptly notify the Company of (a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement, (b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by the Merger Agreement, and (c) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened against, relating to or involving or otherwise affecting Tyson or any of its subsidiaries which relate to the consummation of the transactions contemplated by the Merger Agreement.

   Reorganization Matters. Neither Tyson nor any of its subsidiaries will take any action that would reasonably be likely to prevent the Offer, the Exchange Offer and the Merger, taken together, from qualifying as a reorganization under
Section 368(a) of the Internal Revenue Code and, prior to the Effective Time, Tyson and its subsidiaries will use their reasonable best efforts to cause the Merger to so qualify. Tyson will use its reasonable best efforts to cause Milbank, Tweed, Hadley & McCloy LLP to provide an opinion, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the effective time of the Merger, to the effect that the Offer, the Exchange Offer and the Merger, taken together, will be treated for federal income tax purposes as a Reorganization under Section 368(a) of the Code and that each of Tyson, Purchaser and the Company will be a party to the reorganization within the meaning of section 368(b) of the Code. Tyson will use its reasonable best efforts to provide to Wachtell, Lipton, Rosen & Katz and Milbank, Tweed, Hadley & McCloy LLP a certificate containing representations reasonably requested by such counsel in connection with the opinions to be delivered pursuant to the Merger Agreement.

   Information Relating to Offer. Tyson will agree to cause any depository or agent effecting the Amended Offer, to provide to the Company promptly as requested from time to time by the Company current information regarding the status of the Offer and the Exchange Offer and the number of Shares tendered and not validly withdrawn.

   Conduct of Tyson. From the date of the Merger Agreement until the Effective Time, Tyson will conduct its business in the ordinary course consistent with past practice and shall use its reasonable best efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees.

Mutual Covenants of Tyson and the Company

   Pursuant to the Merger Agreement, Tyson and the Company have agreed to comply with various mutual covenants.

   Company Proxy Statement and Merger Form S-4. If Purchaser does not own at least 90% of the issued and outstanding Shares following consummation of the Offer and the Exchange Offer, the Merger Agreement provides that the Company will promptly prepare its proxy statement (the "Company Proxy Statement") for soliciting proxies to vote at the special meeting of stockholders called to vote on the Merger Agreement and the Merger. Tyson will promptly prepare and file with the SEC the Registration Statement on Form S-4 containing information required by Regulation S-K under the Exchange Act (the "Merger Form S-4"), in which the Company Proxy Statement will be included. The Company, Tyson and Purchaser will cooperate with each other in the preparation of the Merger Form S-4 and any amendment or supplement thereto, and each will notify the other of the receipt of any comments of the SEC with respect to the Merger Form S-4 and of any requests by the SEC for any amendment or supplement thereto or for additional information, and will provide to the other promptly copies of all correspondence between Tyson or the Company, as the case may be, or any of its Representatives and the SEC with respect to the Merger Form S-4. Tyson will give the Company and its counsel the opportunity to review the Merger Form S-4 and all responses to requests for additional information by and replies to comments of the SEC before their being filed with, or sent to, the SEC. Each of the Company, Tyson and Purchaser will use its best efforts, after consultation with the other parties, to respond promptly to all such comments of and requests by the SEC and use its reasonable best efforts to cause the Merger Form S-4 to be declared effective by the SEC as promptly as practicable. Tyson will promptly take any action (other than qualifying as a foreign corporation or taking any action which would subject it to service of process in any jurisdiction where Tyson is not now so qualified or subject) required to be taken under foreign or state securities or Blue Sky laws in connection with the issuance of Tyson Class A Common Stock in the Merger. As promptly as practicable after the Merger Form S-4 shall have become effective, Tyson and the Company shall fully cooperate with each other to cause the Proxy Statement/Prospectus contained in the Merger Form S-4 to be mailed to stockholders of the Company and Tyson. Tyson will advise the Company, promptly after it receives notice thereof, of (i) the time when the Merger Form S-4 becomes effective, (ii) the issuance of any stop order with respect to the Merger Form S-4, (iii) the suspension of the qualification of Tyson Class A Common Stock for offering or sale in any jurisdiction, or (iv) any request by the SEC for an amendment of the Merger Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information.

   Certain Regulatory Issues. Each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the Merger Agreement. Each party will refrain from taking, directly or indirectly, any action contrary to or inconsistent with the provisions of the Merger Agreement, including action which would interfere with the Amended Offer or impair such party's ability to consummate the Merger. The Merger Agreement provides that the Company and its board of directors will use their reasonable best efforts to (a) take all action necessary so that no state takeover statute or similar statute or regulation is or becomes applicable to the Amended Offer, the Exchange Offer, the Merger or any of the other transactions contemplated by the Merger Agreement and (b) if any state takeover statute or similar statute or regulation becomes applicable to any of the foregoing, take all action necessary so that the Amended Offer, the Exchange Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Amended Offer, the Exchange Offer and the Merger. The Merger Agreement provides that Tyson shall take actions as may be necessary to eliminate any impediment under any antitrust, competition or trade regulation laws that may be asserted by any governmental entity with respect to the Amended Offer, the Exchange Offer or the Merger so as to enable the Amended Offer, the Exchange Offer and the Merger to occur as soon as reasonably practicable. Without limiting the generality of the foregoing, Tyson shall agree to divest, hold separate, or agree to any conduct restrictions with respect to any Tyson or Company assets or may be required by any governmental entity in order to forego that governmental entity bringing any action to enjoin the Offer, the Exchange Offer or the Merger.

   Certain Filings. The Company and Tyson will use their respective reasonable best efforts to take or cause to be taken, (i) all actions necessary, proper or advisable by such party with respect to the prompt preparation and filing with the SEC of their SEC disclosure documents, and (ii) such actions as may be required to have the Company Proxy Statement cleared and the Merger Form S-4 declared effective by the SEC, in each case as promptly as practicable. The Company and Tyson shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any governmental body, agency or official, or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with or as a result of the consummation of the transactions contemplated by the Merger Agreement and (ii) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the parties' SEC disclosure documents and seeking timely to obtain any such actions, consents, approvals or waivers.

   Public Announcements. Each of Tyson and the Company will consult with each other before issuing any press release or making any public statement with respect to the Merger Agreement and to not issue any such press release or make any such public statement prior to such consultation.

Conditions to the Merger

   The obligations of the Company, Tyson and Purchaser to consummate the Merger are subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

     (a) the Merger Agreement has been approved and adopted by the stockholders of the Company in accordance with Delaware Law;

     (b) any applicable waiting period under the HSR Act (as defined below) relating to the Amended Offer and the Merger has expired or been terminated;

     (c) no provision of any applicable law or regulation and no judgment, injunction, order or decree prohibits the consummation of the Merger;

     (d) the Merger Form S-4 will have been declared effective, no stop order suspending the effectiveness of the Merger Form S-4 will be in effect and no proceedings for such purpose will be pending before the SEC; and

     (e) the shares of Tyson Class A Common Stock to be issued in the Merger have been approved for listing on the NYSE, subject to official notice of issuance.

   The obligation of the Company to consummate the Merger is also subject to the condition that the Purchaser will have purchased Shares representing, together with Shares previously owned by Parent, no less than 50.1% of the issued and outstanding Shares.

Termination

   The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the stockholders of the Company):

     (a) by mutual written agreement of the Company and Tyson;

     (b) (i) by the Company, if the Offer has not been consummated by February 28, 2001, provided that the Company is not then in breach in any material respect of any of its obligations under the Merger Agreement; or
  (ii) by either the Company or Tyson (but in case of Tyson, only if no Shares were purchased by Purchaser pursuant to the Offer or the Exchange Offer) if the Merger has not been consummated by May 31, 2001, provided that the party seeking to exercise such right is not then in breach in any material respect of any of its obligations under the Agreement;

     (c) by either the Company or Tyson if there is any law or regulation that makes acceptance for payment of, and payment for, the Shares pursuant to the Offer, or consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction permanently enjoins Purchaser from accepting for payment of, and paying for, the Shares pursuant to the Amended Offer or Purchaser, the Company or Tyson from consummating the Merger and such judgment, injunction, order or decree has become final and nonappealable; or

     (d) by Tyson, prior to the purchase of the Shares pursuant to the Offer,
  (i) if the board of directors of the Company shall have withdrawn, or modified or amended in a manner adverse to Tyson, its approval or recommendation of the Merger Agreement, the Offer, the Exchange Offer or the Merger or its recommendation that stockholders of the Company tender their Shares pursuant to the Offer and the Exchange Offer, adopt and approve the Merger Agreement and the Merger or approved, recommended or endorsed any proposal for a transaction other than the transactions hereunder (including a tender or exchange offer for Shares) or (ii) if the Company has failed to call the Company stockholder meeting or failed to mail the Company Proxy Statement to its stockholders within 20 days after the Merger Form S-4 is declared effective by the SEC or failed to include in such statement the recommendation referred to above; or

     (e) by the Company, if (i) the Company Board authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Tyson in writing at least three business days prior to the proposed effectiveness of such termination that it intends to enter into such an agreement, attaching a description of the material terms and conditions thereof and permits Tyson, within such three business day period to submit a new offer, which shall be considered by the Special Committee in good faith (it being understood that the Company shall not enter into any such binding agreement during such three-day period) and
  (ii) the Company prior to such termination pays to Tyson in immediately available funds the Termination Fee (defined below) and the fees required to be paid pursuant to the Merger Agreement; or

     (f) by Tyson, if prior to the acceptance for payment of the Shares under the Amended Offer, there has been a breach by the Company of any representation, warranty, covenant or agreement contained in the Merger Agreement that is not curable and such breach would give rise to a failure of the condition to the Merger Agreement; or

     (g) by the Company, if prior to the acceptance for payment of the Shares under the Offer there has been a breach by Tyson of any representation, warranty, covenant or agreement contained in the Merger Agreement that is not curable and such breach would give rise to a failure of the condition to the Merger Agreement (which shall be construed to apply to Tyson); or

     (h) by either the Company or Tyson if, at a duly held stockholders meeting of the Company or any adjournment thereof at which this Agreement and the Merger are voted upon, the requisite stockholder adoption and approval shall not have been obtained; provided, however, that Tyson shall not have the right to terminate this Agreement or abandon the transactions contemplated hereby if Shares were purchased in the Offer.

Fees and Expenses

   Except as otherwise specified below, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

   The Merger Agreement provides that if it is terminated under circumstances which would constitute a Payment Event (as defined below), the Company would pay to Tyson (i) if pursuant to clause (x) in the definition of "Payment Event" below, simultaneously with the occurrence of such Payment Event or, if pursuant to clause (y) in the definition of "Payment Event" below, within two business days following such Payment Event, a fee of $15,000,000 (the "Termination Fee") and (ii) a reimbursement payment of $66,500,000, in cash, together with interest thereon, at a rate equal to the London Interbank Offered Rate plus
 .75%, from January 2, 2001 to the date such payment is due pursuant to the Merger Agreement (collectively, the "Reimbursement Payment"), reflecting reimbursement of the amounts advanced by Tyson to the Company on January 2, 2001 and used by the Company to pay the termination fee and the out-of-pocket fees and expenses owed to Rawhide Holdings Corporation under the Rawhide Agreement. The advance is evidenced by a note that, in the event of termination of the Merger Agreement, will be repaid only on the terms set forth in the Merger Agreement with respect to the Reimbursement Payment, and that will survive the consummation of the Merger if the Merger is completed. "Payment Event" means (x) the termination of the Merger Agreement by the Company or Tyson pursuant to subsections (d) or (e) under the section "Termination" or (y) the termination of the Merger Agreement pursuant to subsections (b), (f) or (h) under the section "Termination", if at the time of such termination (or, in the case of a termination pursuant to subsection (h) under the section "Termination", at the time of the stockholders meeting), there shall have been outstanding an Acquisition Proposal pursuant to which stockholders of the Company would receive cash, securities or other consideration having an aggregate value in excess of $30.00, and within six months of any such termination described in clause (y) above the Company enters into a definitive agreement for or consummates such Acquisition Proposal or another Acquisition Proposal with a higher value than such Acquisition Proposal.

   Upon the termination of the Merger Agreement under circumstances which would constitute a Payment Event, the Company shall reimburse Tyson and its affiliates not later than two business days after demand delivered by Tyson to the Company, the amount of $7,500,000 representing Tyson's fees and expenses (including, without limitation, the fees and expenses of their counsel and investment banking fees) and Tyson shall not be required to submit documentation substantiating such fees and expenses.

   The Merger Agreement provides that Tyson will pay to the Company a fee of $70 million if the Merger Agreement is terminated (i) by Tyson or the Company pursuant to subsection (c) of the section "Termination" or (ii) by the Company pursuant to subsection (b) of the section "Termination" if the inability to close is attributable to there being any law or order enacted or entered that imposes material limitations on Tyson's ability to operate its business, own its assets, accept Shares for payment in the Offer or acquire the Company, provided, however, that, in each case, such termination results from any action, suit, proceeding, judgment, writ, injunction, order or decree with respect to any antitrust, competition or trade regulation laws that may be asserted by any governmental entity with respect to the Offer, the Exchange Offer or the Merger.

Amendments

   At any time prior to the Effective Time, the Merger Agreement may be amended by an instrument signed by Tyson, Purchaser and the Company. However, after adoption of the Merger Agreement by the stockholders of the Company, the Merger Agreement may not be amended by any amendment which by law requires the further approval of the stockholders of the Company unless the stockholders of the Company have given their approval.

Voting Agreement

   On January 1, 2001, Tyson Limited Partnership ("TLP") and the Company entered into a voting agreement (the "Voting Agreement"), a copy of which is filed as an exhibit to the Schedule TO, pursuant to which TLP agreed to vote all of the shares of Class B common stock, par value $0.10 per share, of Tyson ("Tyson Class B Common Stock") that it owns to approve the issuance of Tyson Class A Common Stock with respect to the Exchange Offer and the Merger at Tyson's stockholder meeting. TLP owns 102,598,560 shares of Tyson Class B Common Stock representing approximately 90% of the voting power of Tyson, thus assuring Tyson shareholder approval.

   15. Effect of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act. If the Merger is consummated, stockholders who have not tendered their Shares in the Offer or the Exchange Offer will receive shares of Tyson Class A Common Stock with a market value equal to $30.00 if, during the relevant pricing period before the Merger, the average per share price of Tyson Class A Common Stock is at least $12.60 and no more than $15.40. This $30.00 value is subject to change if the average per share price of Tyson Class A Common Stock is not in that range and the value you will receive will be proportionately changed. If, however, the Merger is not consummated, the purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Tyson. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer price.

   Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing in the NYSE. According to the published guidelines of the NYSE, the NYSE would normally give consideration to delisting the Shares when, among other things:

  .  the total number of holders of Shares is less than 400,

  . the total number of holders of Shares is less than 1,200 and the average monthly trading volume over the most recent 12-month period is less than 100,000 Shares,

  . the number of publicly held Shares (excluding the holdings of officers, directors and their families and other concentrated holdings of 10% or more) is less than 600,000,

  . the Company's total global market capitalization is less than $50.0 million and the total shareholders' equity is less than $50.0 million,

  . the Company's average global market capitalization over a consecutive 30-trading-day period is less than $15.0 million, or

  . the average closing price per Share is less than $1.00 over a consecutive 30-trading-day period.

   If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements for continued listing in NYSE and the listing of Shares is discontinued, the market for the Shares could be adversely affected.

   If the NYSE were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or through other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the possible termination of registration of the Shares under the Exchange Act and other factors. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

   Registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with a stockholder's meeting and the related requirement of an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing or Nasdaq National Market reporting.

   16. Dividends and Distributions. If on or after December 11, 2000, the Company should split, combine or otherwise change the Shares or its capitalization, acquire or otherwise cause a reduction in the number of outstanding Shares or issue or sell any additional Shares (other than Shares issued pursuant to and in accordance with the terms in effect on December 11, 2000 of employee stock options outstanding prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to our rights under "The Offer--Conditions to the Offer," we may, in our sole discretion, make such adjustments in the purchase price and other terms of the Offer as we deem appropriate including the number or type of securities to be purchased.

   17. Conditions to the Offer. Notwithstanding any other provision of the Offer, we are not required to accept for payment or pay for any Shares, and we may terminate the Offer, if:

     (1) prior to the Expiration Date, the Minimum Condition has not been satisfied or any waiting periods under the applicable anti-trust laws shall not have expired or been terminated; or

     (2) at any time on or after January 1, 2001 and prior to the payment for Shares in the Offer, any of the following conditions exists:

       (a) there shall have been any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any court of competent jurisdiction or other competent governmental or regulatory authority which, directly or indirectly, (1) prohibits, or imposes any material limitations on, Tyson's or Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of any portion of their or the Company's businesses or assets which is material to the business of all such entities taken as a whole, or compels Tyson or Purchaser (or their respective subsidiaries or affiliates) to dispose of or hold separate any portion of their or the Company's business or assets which is material to the business of all such entities taken as a whole, (2) prohibits, restrains or makes illegal the acceptance for payment, payment for or purchase of Shares pursuant to the Offer or the consummation of the Merger, (3) imposes material limitations on the ability of Purchaser or Tyson (or any of their respective subsidiaries or affiliates) effectively to acquire or to hold or to exercise full rights of ownership of the Shares purchased pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the Company's stockholders, (4) imposes material limitations on the ability of Purchaser or Tyson (or any of their respective subsidiaries or affiliates) effectively to control in any material respect any material portion of the business or assets of the Company and its subsidiaries taken as a whole, or (5) otherwise materially adversely affects the Company and its subsidiaries taken as a whole;

       (b) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchange not related to market conditions or suspensions or limitations triggered by price fluctuations on a trading day), (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (3) any limitation (whether or not mandatory) by any United States governmental or regulatory authority on the extension of credit by banks or other financial institutions, or (4) in the case of any of the foregoing existing at the time of the Offer, a material acceleration or worsening thereof;

       (c) except as disclosed in the Merger Agreement or on the Company's reports filed with the SEC prior to the date of the Merger Agreement, since the date of the Merger Agreement, there shall have been any change, event or development having, or that could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company and its subsidiaries taken as a whole;

       (d) except as affected by actions specifically permitted by the Merger Agreement, the representations and warranties of the Company contained in the Merger Agreement (x) that are qualified by materiality or material adverse effect shall not be true at and as of the scheduled expiration of the Offer as if made at and as of such time (except in respect of representations and warranties made as of a specified date which shall not be true as of such specified date), and (y) that are not qualified by materiality or material adverse effect shall not be true in all material respects at and as of the scheduled expiration date of the Offer as if made at and as of such time (except in respect of representations and warranties made as of a specific date which shall not be true in all material respects as of such specified date);

       (e) the Company shall not have performed and complied with, in all material respects, each agreement and covenant required by the Merger Agreement to be performed or complied with by it with such exceptions as would not in the aggregate have a material adverse effect;

       (f) the Merger Agreement shall have been terminated in accordance with its terms; or

       (g) Tyson, Purchaser and the Company shall have agreed that Purchaser shall amend the Offer to terminate the Offer or postpone the payment for Shares thereunder;

which, in the reasonable judgment of Tyson in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

   18. Certain Legal Matters; Regulatory Approvals.

   General. We are not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, we currently contemplate that, such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company's business or certain parts of the Company's business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See "The Offer--Conditions to the Offer."

   State Takeover Laws. Section 203 of the Delaware General Corporation Law, in general, prohibits a Delaware corporation such as the Company from engaging in a "business combination" (defined as a variety of transactions, including mergers) with an "interested stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the time that such person became an interested stockholder unless, among other things, prior to the time such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

   A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes purport to apply to the Offer or the Merger, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in EDGAR v. MITE CORP., invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeover of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS CORP. v. DYNAMICS CORP. OF AMERICA, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX ACQUISITION CORP. v. TELEX CORP., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in TYSON FOODS, INC. v. MCREYNOLDS, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United State Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in GRAND METROPOLITAN PLC v. BUTTERWORTH, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

   We have not attempted to comply with any state takeover statutes in connection with this Supplement to the Offer or the Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Supplement to the Offer nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See "The Offer--Conditions to the Offer."

   Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the

Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

   Pursuant to the requirements of the HSR Act, Tyson filed a Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC on December 12, 2000. Absent a request for additional information, the initial waiting period applicable to the purchase of Shares pursuant to the Offer was to expire at 11:59 p.m., New York City time, on Wednesday, December 27, 2000. On December 28, 2000, Tyson announced that, prior to the expiration of the waiting period, the Antitrust Division extended the waiting period by requesting additional information from Tyson. Therefore, the waiting period will be extended until 11:59 P.M. New York City time, on the tenth day after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order.

   Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See "The Offer--Conditions to the Offer." Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See "The Offer--Withdrawal Rights." Subject to certain circumstances described in "The Offer--Extension of Tender Period," any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may be extended.

   The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of Tyson's or the Company's substantial assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. We do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See "The Offer--Conditions to the Offer" for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions. Under the Merger Agreement, Tyson has agreed to take such actions as may be necessary to eliminate any impediment under any antitrust, competition or trade regulation laws that may be asserted by any governmental entity with respect to the Offer, the Exchange Offer or the Merger so as to enable the Offer, the Exchange Offer and the Merger to occur as soon as reasonably practicable. Without limiting the foregoing, Tyson will agree to divest, hold separate, or agree to any conduct restrictions with respect to any Tyson or Company assets or may be required by any governmental entity in order to forego that governmental entity bringing any action to enjoin the Offer, the Exchange Offer or the Merger.

   The Merger Agreement provides that Tyson will pay to the Company a fee of $70 million if the Merger Agreement is terminated (i) by Tyson or the Company pursuant to subsection (c) of the section "Termination" or (ii) by the Company pursuant to subsection (b) of the section "Termination" if the inability to close is attributable to there being any law or order enacted or entered that imposes material limitations on Tyson's ability to operate its business, own its assets, accept Shares for payment in the Offer or acquire the Company, provided, however, that, in each case, such termination results from any action, suit, proceeding, judgment, writ, injunction, order or decree with respect to any antitrust, competition or trade regulation laws that may be asserted by any governmental entity with respect to the Offer, the Exchange Offer or the Merger.

   19. Fees and Expenses. Merrill Lynch is acting as Tyson's exclusive financial advisor in connection with the Offer and the Merger. Tyson and the Purchaser have also engaged Merrill Lynch to act as the Dealer Manager in connection with the Offer. Pursuant to its engagement letter with Merrill Lynch, Tyson has agreed to pay Merrill Lynch, as compensation for its services as financial advisor, a transaction fee of $14 million payable upon the acceptance for payment by the Purchaser of Shares pursuant to the Offer, against which a fee of $2 million, which was paid to Merrill Lynch upon commencement of the Offer, will be credited. Tyson has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with Merrill Lynch's engagement, including the reasonable fees and disbursements of counsel, and to indemnify Merrill Lynch against certain liabilities, including certain liabilities under the federal securities laws. Tyson will also pay to Stephens Inc. $1 million for the delivery of a fairness opinion by Stephens Inc.

   Tyson has retained MacKenzie Partners, Inc. to act as the Information Agent and Wilmington Trust Company to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws.

   We will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

   20. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

   No person has been authorized to give any information or make any representation on behalf of Purchaser or Tyson not contained in this Supplement to the Offer or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

   We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, and numerous amendments to the Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner set forth in "The Offer--Certain Information Concerning Purchaser and Tyson--Available Information" of this Supplement to the Offer (except that such information will not be available at the regional offices of the SEC).

                                          TYSON FOODS, INC.

                                          LASSO ACQUISITION CORPORATION

January 5, 2001

                                                                     SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF TYSON AND PURCHASER

   The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Tyson are set forth below. References herein to "Tyson" mean Tyson Foods, Inc. Unless otherwise indicated below, the business address of each director and officer is c/o Tyson Foods, Inc., 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Tyson. Except as described herein, none of the directors and officers of Tyson listed below has, during the past five years,
(i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States.

   On August 22, 1996, Don Tyson entered into a Stipulation and Consent with the SEC pursuant to which Mr. Tyson, without admitting or denying any wrongdoing, consented and agreed to the entry of a Final Judgment permanently enjoining him from violating Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder and requiring the payment of a civil money penalty of $46,125. The Stipulation and Consent was entered as a Final Judgment on October 8, 1996, by the United States District Court for the Western District of Arkansas. The Stipulation and Consent arose as a result of the SEC's investigation of certain purchases and sales of common stock of Arctic Alaska Fisheries Corporation by Fred Cameron, an acquaintance of Mr. Tyson, in June 1992.

                   DIRECTORS AND EXECUTIVE OFFICERS OF TYSON

                             Current Principal Occupation or Employment and Five-Year
Name                                            Employment History
----                         --------------------------------------------------------
Don Tyson............... Senior Chairman of Tyson's Board, served as Chairman of Tyson's
                         Board until April 1995 when he was named Senior Chairman. Mr.
                         Tyson served as Chief Executive Officer until March 1991 and has been a member of Tyson's Board since 1952.

John H. Tyson........... Chairman of Tyson's Board since October 1, 1998 and assumed responsibilities as President and Chief Executive Officer in
                         April 2000. He previously served as Vice Chairman since 1997 and
                         President of the Beef and Pork Division since 1993. Mr. Tyson has been a member of Tyson's Board since 1984.

Joe F. Starr............ A private investor, served as a Vice President of Tyson until
                         1996. Mr. Starr has been a member of the Board since 1969.

Leland E. Tollett....... Served as Chairman and Chief Executive Officer from 1995 to
                         1998. An employee of Tyson since 1959, Mr. Tollett was President and Chief Executive Officer from 1991 to 1995. Mr. Tollett has been a member of Tyson's Board since 1984.

Shelby Massey........... Farmer and a private investor. He served as Senior Vice Chairman of Tyson's Board from 1985 to 1988 and has been a member of
                         Tyson's Board since 1985.

Barbara A. Tyson........ Vice President of Tyson. Ms. Tyson has served in related capacities since 1988. Ms. Tyson has been a member of Tyson's
                         Board since 1988.


                             Current Principal Occupation or Employment and Five-Year
Name                                            Employment History
----                         --------------------------------------------------------
Lloyd V. Hackley........ President and Chief Executive Officer of Lloyd V. Hackley and
                         Associates, Inc. He is a director of Branch Banking and Trust
                         Corporation headquartered in Winston-Salem, North Carolina. He was president of the North Carolina Community College System from 1995 to 1997. Mr. Hackley has been a member of Tyson's
                         Board since 1992.

Donald E. Wray.......... Retired as President of the Tyson in March 2000 after 39 years with Tyson in various capacities. Mr. Wray has served as
                         President and Chief Operating Officer from 1995 to 1999 after serving as Chief Operating Officer since 1991. Mr. Wray has been a member of Tyson's Board since 1994.

Gerald M. Johnston...... Private investor, was Executive Vice President of Finance for
                         Tyson from 1981 to 1996 when he retired and became a consultant to the Company. He is a director of Fairfield Communities, Inc.
                         Mr. Johnston has been a member of Tyson's Board since 1996.

Jim Kever............... Director of Quintiles Transnational ("Quintiles") since May 6,
                         1999 and has served as Chief Executive Officer of Envoy
                         Corporation ("Envoy"), subsidiary of Quintiles, since Envoy was acquired by Quintiles in March 1999. Mr. Kever served as
                         President and Co-Chief Executive Officer of Envoy from August
                         1995 until March 1999 and as a director from Envoy's
                         incorporation in August 1994 until March 1999. Mr. Kever also is a director of Transaction System Architects, Inc., a supplier of electronic payment software products and network integration solutions, and 3D Systems Corporation, a manufacturer of
                         technologically advanced solid imaging systems and prototype models. Mr. Kever has been a member of Tyson's Board since May
                         1999.

David A. Jones.......... Chairman and Chief Executive Officer of Rayovac Corporation
                         since 1996. Before joining Rayovac, Mr. Jones served as
                         President, Chief Executive Officer and Chairman of Thermoscan,
                         Inc. and as President, Chief Executive Officer and Chairman of
                         Regina Company. He was previously with Electrolux Corporation and General Electric Co. Mr. Jones is also a director of SCI,
                         Inc., an electronics manufacturer, and Spectrum Brands, a
                         specialty chemical manufacturer. Mr. Jones was elected to the
                         Board in August 2000.

Barbara Allen........... President and Chief Operating Officer of Paladin Resources and
                         has served in those capacities since 1999. Before joining
                         Paladin Resources, Ms. Allen was President of Corporate Supplier
                         Solutions for Corporate Express from 1998 to 1999. Previously, she was with Quaker Oats Co. for 23 years where she held several senior positions including Executive Vice President of
                         International Foods, Vice President of Corporate Strategic
                         Planning, President of the Frozen Foods Division and Vice
                         President of Marketing. Ms. Allen is also a director of Maytag
                         Corporation and Chart House Enterprises. Ms. Allen was elected to the Board in November 2000.

Neely E. Cassady........ Chairman of the Board and President of Cassady Investments, Inc.
                         and served as a Senator in the Arkansas General Assembly from
                         1983 to 1996. Mr. Cassady has been a member of the Board since
                         1974.

Fred Vorsanger.......... Private business consultant, manager of Bud Walton Arena and
                         Vice President Emeritus of Finance and Administration at the
                         University of Arkansas. He is a director of McIlroy Bank & Trust of Fayetteville, Arkansas. Mr. Vorsanger has been a member of the Board since 1977.

                 DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

   The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated below, the business address of each director and officer is c/o Tyson Foods, Inc., 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Purchaser. Except as described herein, none of the directors and officers of Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States.

   On August 22, 1996, Don Tyson entered into a Stipulation and Consent with the SEC pursuant to which Mr. Tyson, without admitting or denying any wrongdoing, consented and agreed to the entry of a Final Judgment permanently enjoining him from violating Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder and requiring the payment of a civil money penalty of $46,125. The Stipulation and Consent was entered as a Final Judgment on October 8, 1996, by the United States District Court for the Western District of Arkansas. The Stipulation and Consent arose as a result of the SEC's investigation of certain purchases and sales of common stock of Arctic Alaska Fisheries Corporation by Fred Cameron, an acquaintance of Mr. Tyson, in June 1992.

                 DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

                      Current Principal Occupation or Employment and Five-Year
 Name                                    Employment History
 ----                 --------------------------------------------------------
 Don Tyson......... Director. Senior Chairman of Tyson's Board, served as
                    Chairman of Tyson's Board until April 1995 when he was
                    named Senior Chairman. Mr. Tyson served as Chief Executive
                    Officer until March 1991 and has been a member of Tyson's
                    Board since 1952.

 John H. Tyson..... Director and President. Chairman of Tyson's Board since
                    October 1, 1998 and assumed responsibilities as President
                    and Chief Executive Officer in April 2000. He previously
                    served as Vice Chairman since 1997 and President of the
                    Beef and Pork Division since 1993. Mr. Tyson has been a
                    member of Tyson's Board since 1984.

 Greg W. Lee....... Director. Mr. Lee was appointed Chief Operating Officer of
                    Tyson in 1999 after serving as President of Tyson's
                    Foodservice Group since 1998 and Executive Vice President,
                    Sales, Marketing and Technical Services since 1995.

 Steve Hankins..... Executive Vice President. Mr. Hankins was appointed Tyson's
                    Executive Vice President and Chief Financial Officer in
                    1998 after serving as Tyson's Senior Vice President,
                    Financial Planning and Shared Services since 1997 and Vice
                    President, Management Information Systems since 1993.

 Les Baledge....... Executive Vice President. Mr. Baledge was appointed Tyson's
                    Executive Vice President and General Counsel in 2000 after serving as Tyson's Executive Vice President and Associate
                    General Counsel since 1999 upon joining Tyson. Prior to
                    joining Tyson, Mr. Baledge was of counsel to the law firm
                    of Kutak Rock LLP and a partner with the Rose Law Firm.

 R. Read Hudson.... Secretary. Mr. Hudson was appointed Tyson's Secretary and
                    Corporate Counsel in 1998 after serving as Tyson's
                    Corporate Counsel since 1992.

 Dennis Leatherby.. Treasurer. Mr. Leatherby was appointed Tyson's Senior Vice
                    President, Finance and Treasurer in 1998 after serving as Vice President and Treasurer since 1997 and Treasurer since
                    1994.

                                                                     SCHEDULE II

                             TRANSACTIONS IN SHARES

           No. of   Price
           Shares    Per
Date      Purchased Share*
----      --------- ------
11/30/00   119,000  22.32
12/1/00    455,200  22.56

--------
*  Net of Brokerage Commissions

   The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

                       The Depositary for the Offer is:

                           WILMINGTON TRUST COMPANY

               By Mail:                        By Hand/Overnight Courier:


     Corporate Trust Reorg. Svcs.               Wilmington Trust Company
       Wilmington Trust Company           1105 North Market Street, 1st Floor
             P O Box 8861                         Wilmington, DE 19801
      Wilmington, DE 19899-8861             Attn: Corporate Trust Operations


                                 By Facsimile:
                                (302) 651-1079

                             Confirm by Telephone:
                                (302) 651-8869

   If you have questions or need additional copies of this Supplement to the Offer and the Letter of Transmittal, you can call the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:
                               [MacKenzie LOGO]
                               156 Fifth Avenue
                           New York, New York 10010
                         (212) 929-5500 (Call Collect)
                      E-mail: proxy@mackenziepartners.com
                                      or
                         Call Toll-Free (800) 322-2885

                     The Dealer Manager for the Offer is:

                              Merrill Lynch & Co.

                          Four World Financial Center
                           New York, New York 10080
                         Call Collect: (212) 236-3790